Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated August 6, 2007, among F5 Networks, Inc., a Washington corporation (“Parent”), Checkmate Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”), Acopia Networks, Inc., a Delaware corporation (“Company”), and Charles River Ventures, LLC (the “Stockholders’ Representative”) as agent and attorney-in-fact for the holders of Company Shares (as defined in Section 2.1).
     INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and the mutual representations, warranties, covenants, and agreements in this Agreement, the parties hereby agree as follows:
ARTICLE I
THE MERGER
     1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, Acquisition Sub will be merged with and into Company (the “Merger”). A certificate of merger (“Certificate of Merger”) will be duly prepared by the parties, executed by Surviving Corporation (as defined below) and thereafter delivered to the Secretary of State of Delaware for filing, as provided in the Delaware General Corporation Law (the “DGCL”) as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger will become effective upon the later of the acceptance for filing of the Certificate of Merger by the Secretary of State of Delaware or at such later time as is provided in the Certificate of Merger (the “Effective Time”). Solely for purposes of clarification, Company and the Stockholders’ Representative acknowledge and agree that Parent will have no obligation to make any payment in accordance with this Agreement until the Effective Time.
     1.2 Closing. The closing of the Merger (“Closing”) will take place on September 14, 2007, unless all of the conditions set forth in Article VII have not been either satisfied or waived by such date in which case the Closing will take place within two business days after satisfaction or waiver of the last to be fulfilled of such conditions (the “Closing Date”), at the offices of Kirkpatrick & Lockhart Preston Gates Ellis LLP at 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104, unless another date or place is agreed to in writing by Parent and Company.
     1.3 Effects of the Merger. At the Effective Time: (i) the separate existence of Acquisition Sub will cease and Acquisition Sub will be merged with and into Company and Company will continue as the surviving corporation and as a wholly owned subsidiary of Parent (after the Merger, Company is sometimes referred to in this Agreement as the “Surviving Corporation”); (ii) the certificate of incorporation of Company will be amended and restated in its entirety to be the same as the certificate of incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, until later amended in accordance with the DGCL; (iii) the bylaws of Surviving Corporation will be amended and restated in their entirety to be the same as the bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, until later amended in accordance with the provisions thereof, the certificate of incorporation and the DGCL; (iv) the directors and officers of Acquisition Sub immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation in each case until their respective successors have been duly elected, designated, or qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws; and (v) the Merger will, from and after the Effective Time, have all the effects provided by Section 259 of the DGCL and other applicable law.

ARTICLE II
EFFECT OF THE MERGER; DELIVERY OF CONSIDERATION
     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action (except as provided in Section 4.4 and in this Section 2.1) on the part of Acquisition Sub, Parent, Company, or the holder of any shares of Company capital stock (“Company Shares”):
          2.1.1 Capital Stock of Acquisition Sub. Each share of Acquisition Sub common stock, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time, will be converted into one validly issued, fully paid, and nonassessable share of Surviving Corporation common stock (“Surviving Corporation Common Stock”), with the stock certificate of Acquisition Sub evidencing ownership of such share of Surviving Corporation Common Stock.
          2.1.2 Cancellation of Company Shares. Each Company Share held by Company as treasury stock and each Company Share owned directly or indirectly by Company or by any subsidiary (as defined in Section 10.2) of Company will automatically be cancelled and retired and will cease to exist and no consideration will be delivered or deliverable in exchange for such Company Shares. Company will obtain a written consent to such cancellation from any subsidiary, whether or not wholly owned, that owns Company Shares.
          2.1.3 Conversion of Company Securities. Subject to the limitations on payments and the timing of payments as set forth in Section 2.2 and Article VIII, each Company Share and Vested In the Money Option (as defined below) validly issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares, as defined in Section 2.1.4, and those Company Shares referred to in Section 2.1.2), will, without any action on the part of the holder thereof be converted into, or with respect to Vested In the Money Options, cancelled in exchange for, their respective conversion payment (“Conversion Payment”), which will be calculated as follows:
               (a) Each share of Company Series A Convertible Preferred Stock, $0.01 par value (the “Series A Preferred Stock”), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive the greater of (i) $1.00 per share as provided for in Article Fourth, Section B(2)(a) of Company’s certificate of incorporation (the “Series A Liquidation Preference Payment”), or (ii) an amount equal to the PCSE Amount (as defined below) multiplied by the number of Company Common Shares into which each share of Series A Preferred Stock is then convertible, pursuant to Article Fourth, Section B(4) of Company’s certificate of incorporation.
               (b) Each share of Company Series B Convertible Preferred Stock, $0.01 par value (the “Series B Preferred Stock”), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive the greater of (i) $1.165 per share as provided for in Article Fourth, Section B(2)(a) of Company’s certificate of incorporation (the “Series B Liquidation Preference Payment”), or (ii) an amount equal to the PCSE Amount multiplied by the number of Company Common Shares into which each share of Series B Preferred Stock is then convertible, pursuant to Article Fourth, Section B(4) of Company’s certificate of incorporation.
               (c) Each share of Company Series C Convertible Preferred Stock, $0.01 par value (the “Series C Preferred Stock”), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive the greater of (i) $1.295 per share as provided for in Article Fourth, Section B(2)(a) of Company’s certificate of incorporation (the “Series C Liquidation Preference Payment”), or (ii) an amount equal to the PCSE Amount multiplied by the number of Company Common Shares into which each share of Series C Preferred Stock is then convertible, pursuant to Article Fourth, Section B(4) of Company’s certificate of incorporation.

               (d) Each share of Company Series D Convertible Preferred Stock, $0.01 par value (the “Series D Preferred Stock”), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive the greater of (i) $1.489 per share as provided for in Article Fourth, Section B(2)(a) of Company’s certificate of incorporation (the “Series D Liquidation Preference Payment”), or (ii) an amount equal to the PCSE Amount multiplied by the number of Company Common Shares into which each share of Series D Preferred Stock is then convertible, pursuant to Article Fourth, Section B(4) of Company’s certificate of incorporation.
               (e) Each share of Company common stock, $0.001 par value (the “Company Common Shares”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount equal to the PCSE Amount.
               (f) Each Vested In the Money Option that is unexpired, unexercised, and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a cash amount equal to the product of (i) that number of Company Common Shares for which such Vested In the Money Option is then exercisable, multiplied by (ii) the PCSE Amount minus the exercise price per share of such Vested In the Money Option (the “Option Payment”), which Option Payment will be reduced by any applicable required payroll, income tax, or other withholding taxes.
               (g) To the extent that the Conversion Payment for any share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock is equal to the PCSE Amount multiplied by the number of Company Common Shares into which such share of Preferred Stock is then convertible (as opposed to the applicable liquidation preference payment), such payment will be referred to herein as the “As Converted Preferred Payment”.
               (h) At the Effective Time, all Company Shares will be cancelled and will cease to exist and each certificate (a “Certificate”) previously representing any Company Shares will represent only the right to receive the applicable Conversion Payment as provided by this Section 2.1.3. The amount that the holders of Company Shares are entitled to receive at Closing under this Section 2.1.3 will be reduced by their pro rata share of the Escrow Amount (as defined in Section 2.2), which will be deposited with the escrow agent under the Escrow Agreement to satisfy indemnification claims under Article VIII.
               (i) The numbers (other than the Base Amount) and placeholders used in the attached Schedule 2.1.3 are for purposes of illustration only and will be adjusted and set forth in a final Schedule 2.1.3, which shall be determined in accordance with the following procedures, adjustments and definitions as of Closing and approved in writing by Parent and Company before Closing:
     “Adjusted Base Amount to PCSEs” will mean the Gross Distributable Amount less the aggregate Series A Liquidation Preference Payments, Series B Liquidation Preference Payments, Series C Liquidation Preference Payments, and Series D Liquidation Preference Payments, if any, to be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock, respectively.
     “Base Amount” means $210,000,000.00.
     “Gross Distributable Amount” means the Base Amount, plus (i) the Option Consideration and less (ii) the Transactional Expenses.
     “In the Money Options” means each Company Option that is outstanding immediately prior to the Effective Time with a per share exercise price less than the PCSE Amount as finally determined.

     “Option Consideration” means the aggregate exercise price of all Vested In the Money Options outstanding immediately prior to the Effective Time.
     “PCSEs” or “Participating Common Stock Equivalents” means the sum of (i) all Company Common Shares outstanding immediately prior to the Effective Time, (ii) all Company Common Shares issuable upon exercise of Vested In the Money Options outstanding immediately prior to the Effective Time, and (iii) all Company Common Shares issuable upon conversion of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock for which the Conversion Payment will be the As Converted Preferred Payment (as opposed to the applicable liquidation preference payment thereon).
     “PCSE Amount” means the Adjusted Base Amount to PCSEs divided by the PCSEs.
     “Transaction Expenses” means (i) the legal, accounting, financial and other professional services fees and expenses, including the fees and expenses of Skadden, Arps, Slate, Meagher & Flom LLP, incurred by Company in connection with the Transactions (as defined in Section 3.1.2(b)), and (ii) any other bonuses or similar payments that become payable as a direct result of the consummation of the Transactions, including (to the extent paid, whether at or after Closing) the $1.5 million authorized by Company’s board of directors for payment to certain Company employees in connection with the Transactions.
     “Unvested In the Money Options” means each In the Money Option that is outstanding immediately prior to the Effective Time that is not vested.
     “Vested In the Money Options” means each In the Money Option that is outstanding immediately prior to the Effective Time that is vested, which will include any In the Money Option that becomes vested in connection with the Transactions.
Schedule 2.1.3 will be adjusted and approved in writing by Parent and Company prior to Closing and, as so adjusted and approved, will be the final and determinative calculation of the respective Conversion Payments and the amounts used in the determination thereof pursuant to this Section 2.1.3.
          2.1.4 Appraisal Rights. Company Shares validly issued and outstanding immediately prior to the Effective Time and held by a holder who has not consented to the Merger in writing and who is entitled to demand and properly demands appraisal rights for such Company Shares in accordance with the DGCL (the “Appraisal Shares”) will not be converted into a right to receive the Conversion Payment unless such holder fails to perfect or withdraws or otherwise loses such holder’s appraisal rights. If such holder fails to perfect or withdraws or otherwise loses such holder’s appraisal rights, such Company Shares will be treated as if they had been converted as of the Effective Time in accordance with Section 2.1.3, without any interest therefor. Company will give Parent prompt notice of any demands received by Company for appraisal rights, and Parent will have the right to participate in all negotiations and proceedings with respect to such demands. Company will not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.
     2.2 Escrow. At Closing, cash in the amount of $21,000,000.00 (the “Escrow Amount”) to be received by holders of Company Shares in accordance with Section 2.1.3 (pro rata based upon the total consideration to be received by such holder at Closing) will not be distributed to or made available for holders of Company Shares in accordance with Section 2.1.3 but rather will be deposited by Parent with, and held by Wells Fargo Bank, as escrow agent (the “Escrow Agent”), in an escrow fund in accordance with the Escrow Agreement substantially in the form attached hereto as Exhibit 2.2 (the “Escrow Agreement”) to secure claims by Parent or Surviving Corporation for indemnification in accordance with

Article VIII. The release of the Escrow Amount will occur on the first anniversary of the Closing, and will be subject to the terms hereof and of the Escrow Agreement; provided that in the event of any conflict between this Agreement and the Escrow Agreement, the terms of the Escrow Agreement will control.
     2.3 Delivery of Consideration.
          2.3.1 Exchange Agent. No later than the Closing Date, Parent will deposit with Wells Fargo Bank (the “Exchange Agent”) an amount of cash sufficient to pay the aggregate Conversion Payments, other than the Option Payments, less the Escrow Amount. The Exchange Agent will invest the deposited sum in its discretion (provided that Parent will be responsible for replacing any losses of principal to such deposited sum resulting from such investments) and all interest thereon will be paid to Parent for its sole benefit.
          2.3.2 Exchange Procedures. At the Effective Time Parent will instruct the Exchange Agent to pay by check or wire transfer of same day funds the applicable Conversion Payments, under Section 2.1.3 and subject to Section 2.2 hereof, to each record holder of Company Shares as of the Effective Time, other than to those holders of Appraisal Shares not entitled to payment, as promptly as practicable following (i) the submission of a Certificate to the Exchange Agent and a duly executed letter of transmittal (the “Letter of Transmittal”) by such holder of record, which will specify that risk of loss and title to the Certificates will pass, only upon proper delivery of such documents to the Exchange Agent, and which will be in the form and have such provisions as Parent and Company may reasonably specify, and (ii) the surrender of the Certificates in exchange for the applicable Conversion Payment by such holder of record (which Certificates will then be canceled). If any Certificate has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen, or destroyed and, if required by the Surviving Corporation, the payment of any reasonable fees, and the posting by such Person of a bond, in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such document, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed document, the applicable Conversion Payments to which the holder is entitled under this Article II.
          2.3.3 Payments by Parent. Within a reasonable period of time after Closing, not to exceed 30 days, Parent will pay by wire transfer of funds to a Company payroll account, the Option Payments under Section 2.1.3(f) and will cause Company to pay such amounts to holders of Vested In the Money Options, which payments will be reduced by any applicable payroll, income tax, or other withholding taxes.
          2.3.4 No Further Ownership Rights in Company Shares. The applicable Conversion Payment delivered in exchange for Company Shares in accordance with the terms hereof will be deemed to have been delivered in full satisfaction of all rights pertaining to such Company Shares. After the Effective Time, no further transfers will be made on the stock transfer books of Company of Company Shares issued prior to the Effective Time. When the Merger becomes effective, all Company Shares issued prior to such time (other than Appraisal Shares) will cease to exist, and each Certificate previously representing any such shares will represent only the right to receive the applicable Conversion Payment as described in Section 2.1.3 subject to the terms of this Agreement. If, after the Effective Time, Certificates are presented to Surviving Corporation or the Exchange Agent for transfer, they will be cancelled and exchanged as provided in this Article II, except as otherwise provided by law.
          2.3.5 Return to Parent. The Exchange Agent will redeliver or repay to Parent any cash made available to the Exchange Agent and not exchanged for Certificates within 12 months after the

Effective Time. After such time any holder of Certificates who has not yet delivered or surrendered such Certificates to the Exchange Agent, subject to applicable law, will look as a general creditor only to Parent for payment of the applicable Conversion Payment. Despite any provision of this Agreement, to the fullest extent permitted by applicable law, neither Parent, the Exchange Agent, Surviving Corporation, the Stockholders’ Representative, nor any other party will be liable to any holder of Company Shares for any cash delivered to a public official according to applicable abandoned property, escheat, or similar law.
          2.3.6 Withholding Rights. Parent or the Exchange Agent will be entitled to deduct and withhold from the applicable Conversion Payment otherwise payable under this Agreement to any Person (as defined in Section 10.2) who was a holder of Company Shares or Vested In the Money Options immediately prior to the Effective Time, such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local, or foreign tax law. Any such withheld amounts will be timely paid over to the appropriate Governmental Entity (as defined in Section 3.1.4). To the extent that amounts are so withheld and paid over by Parent or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Certificates or Vested In the Money Options in respect of which such deduction and withholding was made by Parent or the Exchange Agent.
     2.4 Outstanding Options.
               2.4.1 Assumed Options. At the Effective Time, the Incentive Plan (as defined below) and each outstanding Unvested In the Money Option under the Incentive Plan, without any further action on the part of any holder thereof, will be assumed by Parent. Each such Unvested In the Money Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the Incentive Plan and applicable stock option agreement, as in effect immediately prior to the Effective Time, except that such options will be exerciseable for that number of shares of common stock, no par value per share, of Parent (the “Parent Common Shares”) determined by multiplying the number of Company Common Shares subject to such Unvested In the Money Option at the Effective Time by the Exchange Ratio (as defined below), at an exercise price per Parent Common Share equal to the exercise price per share of such Unvested In the Money Option, as applicable immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent) (each, an “Assumed Option”). If the foregoing calculation results in an Assumed Option being exercisable for a fraction of a Parent Common Share, then the number of Parent Common Shares subject to such option will be rounded down to the nearest whole number of shares. The Assumed Options will have the same vesting schedule as the Unvested In the Money Options (giving effect to any acceleration as a result of the Transactions) and continuous employment with Company will be credited to the optionee for purposes of determining the vesting of the number of Parent Common Shares subject to exercise under the optionee’s Assumed Option after the Effective Time. For purposes of this Agreement, “Exchange Ratio” will mean the number determined by dividing the PCSE Amount by the average of the closing prices of a Parent Common Share as publicly reported for the NASDAQ Global Select Market as of 4:00 p.m. Eastern Time for each of the 10 consecutive trading days immediately preceding the Effective Time. The adjustment set forth in this Section 2.4.1 will comply with the requirements of Code Section 409A and, if applicable, Code Section 424(a).
               2.4.2 Cancelled Options. Any Company Options that are not Unvested In the Money Options will terminate as of Closing without any further action by the holder thereof in accordance with any stock option agreements or plans or this Agreement, as applicable.

               2.4.3 Registration. Parent will use commercially reasonable efforts to file a Form S-8 registration statement with the Securities and Exchange Commission (“SEC”) covering the Assumed Options within 10 days after the Effective Time or include such options in a presently effective registration statement. Parent will use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as such Assumed Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Parent will administer Assumed Options in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act, but will have no responsibility for such compliance by Company or its predecessors.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     3.1 Representations and Warranties of Company. Except as set forth in a correspondingly numbered disclosure schedule delivered by Company to Parent dated as of the date hereof (the “Company Disclosure Schedule”), it being understood that Company will be deemed to have adequately disclosed with respect to any section or subsection any matters that are clearly described elsewhere in the Company Disclosure Schedule if the applicability of such disclosure to a non-referenced section or subsection is readily apparent to a reader who has not been actively involved in the Company but is generally familiar with the business of the Company, Company represents to Parent and Acquisition Sub as follows (all references in the subsections of this Section 3.1 to “Company” will include Company’s subsidiaries except to the extent specifically excluded or except as otherwise clearly required by the context):
          3.1.1 Organization, Standing, and Power.
               (a) Each of Company and its subsidiaries is an entity duly organized, validly existing, and in good standing, as applicable, under the laws of its jurisdiction of incorporation or organization. Company has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its businesses as now being conducted. Company is duly qualified and in good standing to do business in each jurisdiction in which the character of the property owned, leased, or operated by it or the nature of its activities makes such qualification necessary (all such jurisdictions are listed in Section 3.1.1(a) of the Company Disclosure Schedule), except in such jurisdictions in which a failure to be so organized, existing, or in good standing or to have such corporate power and authority would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. “Company Material Adverse Effect” means any effect that (i) is materially adverse to the financial condition, business, assets, or results of operations of Company and its subsidiaries, taken as a whole, other than any effect resulting from (1) the fact, in and of itself, of diminishment in the cash, cash equivalents and marketable securities of Company to the extent resulting from operations of Company in the ordinary course of business consistent with past practices that are not in breach of Company’s covenants and agreements hereunder, (2) general changes after the date hereof in capital markets, general economic conditions or the industries in which Company and its subsidiaries operate, (3) any outbreak or escalation after the date hereof of hostilities or war, (4) actions taken by Company after the date hereof at, and in accordance with, the written direction or request of Parent, or (5) the announcement of this Agreement or the Transactions to the extent directly attributable thereto or (ii) would materially impair the ability of Company to consummate the Transactions.
               (b) Company has delivered or made available to Parent or its counsel complete and correct copies of Company’s certificate of incorporation, bylaws, stock records and minutes books and the comparable governing instruments and minutes of each of its subsidiaries, in each case, as amended to the date hereof. The minute books of Company contain correct and complete records of all material proceedings and actions taken at all meetings of, or effected by written consent of, the stockholders of Company and its board of directors (and each committee thereof), and the stock records of Company contain correct and complete records of all original issuances and subsequent transfers, repurchases, and cancellations of Company’s capital stock. Company is the owner, directly or indirectly, of all outstanding shares of capital stock of each of its subsidiaries free and clear of all liens, pledges, security interests, claims, or other encumbrances and all such shares are duly authorized, validly issued, fully paid, and nonassessable. Section 3.1.1(b) of the Company Disclosure Schedule lists all subsidiaries of Company, together with each subsidiary’s jurisdiction of incorporation or formation, the jurisdictions in which it is qualified to conduct business, and its authorized capitalization. Other than the subsidiaries so listed, Company does not own or control, directly or indirectly, shares of capital stock of any other corporation, or any interest in any partnership, joint venture, or other non-corporate business entity or enterprise.
          3.1.2 Capital Structure.
               (a) The authorized capital stock of Company consists of (i) 167,111,810 shares of stock consisting of 97,000,000 Company Common Shares, $0.001 par value, of which, as of the date hereof, 9,293,804 shares are issued and outstanding, and (ii) 70,111,810 shares of Preferred Stock, $0.01 par value (“Company Preferred Shares”), 10,960,000 of which have been designated Series A Preferred Stock, 10,960,000 of which as of the date hereof are issued and outstanding, 25,751,087 of which have been designated Series B Preferred Stock, 25,751,087 of which as of the date hereof are issued and outstanding, 19,297,298 of which have been designated Series C Preferred Stock, 19,297,298 of which as of the date hereof are issued and outstanding, and 14,103,425 of which have been designated Series D Preferred Stock, 13,465,412 of which as of the date hereof are issued and outstanding. As of the date hereof, there are 24,858,976 Company Common Shares reserved for issuance under the Acopia 2001 Stock Incentive Plan (the “Incentive Plan”). Options for 13,716,515 Company Common Shares under the Incentive Plan (“Company Options”) have been granted and remain outstanding. All Company Shares, Company Options, and any other securities of Company outstanding as of the date hereof (collectively referred to as “Company Securities”), and the record owners of such securities are as set forth in Section 3.1.2 of the Company Disclosure Schedule, and no such securities are held by Company in its treasury. Section 3.1.2 of the Company Disclosure Schedule sets forth the number of Company Common Shares that are subject to options or awards that are not exercisable or vested as of the date hereof and that are subject to partial or complete acceleration of vesting or exercisability as a result of the Merger or termination of any employment or contractor arrangement, the name of the Person who holds such option, warrant, or other award, and the applicable percentage of acceleration of the vesting or exercisability. True and complete copies of all Company stock option plans and equity incentive plans and the forms of any other instruments setting forth the rights of all Company Securities as of the date hereof have been delivered to Parent or its counsel.
               (b) All outstanding Company Common Shares and Company Preferred Shares are, and Company Shares issued upon exercise of any Company Options when issued in accordance with the respective terms thereof will be, validly issued, fully paid, nonassessable, and not subject to any preemptive rights or similar rights under the DGCL, Company’s certificate of incorporation or bylaws, or to any agreement to which Company is a party or by which Company may be bound. Except for the shares described above issuable in connection with the exercise of Company Options (all as set forth in Section 3.1.2(a) of the Company Disclosure Schedule) there are no options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, equity-linked securities, or rights of any character to which Company is a party or by which Company may be bound obligating Company to issue additional shares of the capital stock of Company. Other than as set forth in Section 3.1.2(a) Company does not have outstanding any bonds, debentures, notes nor does it owe any other indebtedness, the holders of which (i) have the right to vote (or are convertible or exercisable into securities having the right to vote) with holders of Company Common Shares or Company Preferred Shares on any matter or (ii) are or will become entitled to receive any payment as a result of the Merger, this Agreement, or the transactions contemplated hereby (the “Transactions”). Other than as set forth in Section 3.1.2(a) Company does not have outstanding any restricted stock, restricted stock units, stock appreciation rights, stock performance awards, dividend equivalents, or other stock-based or equity-linked securities of a similar nature. There is no agreement or right allowing for the repurchase or redemption of any capital stock or convertible securities of Company, and Company has not repurchased any of its capital stock. There are no agreements requiring Company to contribute to the capital of, or lend or advance funds to, any subsidiaries of Company. Company is not party to nor to its knowledge is any stockholder of Company a party to, any voting agreement, voting trust, or similar agreement or arrangement relating to any class or series of its capital stock, or any agreement or arrangement providing for registration rights with respect to any capital stock or other securities of Company. There are no accrued and unpaid dividends with respect to any outstanding shares of Company capital stock. Company does not own or hold the right to acquire any shares of capital stock or any other security or interest in any other Person.
               (c) All of the issued and outstanding Company Securities have been offered, issued, and sold by Company in compliance with applicable federal and state securities laws.
               (d) To Company’s knowledge, no stockholder of Company has granted options or other rights to purchase any Company Securities from such stockholder.
          3.1.3 Authority. Company has all requisite corporate power and authority to execute and deliver this Agreement, and, subject to approval of the stockholders of Company, to consummate the Transactions. The execution and delivery by Company of this Agreement and the performance of Company’s obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Company, subject only to approval of the Merger and this Agreement by the stockholders of Company. This Agreement has been duly executed and delivered by Company and constitutes a valid and binding obligation of Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect of (a) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (b) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.
          3.1.4 Consents and Approvals; No Violations. The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to loss of a material benefit under, or the creation of a lien, pledge, security interest, charge, or other encumbrance on assets (any such conflict, violation, default, right, loss, or creation, a “Violation”) under (a) any provision of the certificate of incorporation or bylaws of Company or the comparable governing instruments of any subsidiary of Company, or (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Company or its properties or assets, other than, in the case of clause (b), any such Violation that would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. No consent, approval, order, or authorization of, or registration, declaration, or filing with or exemption by (each a “Government Consent”), any court, administrative agency, or commission or other governmental authority or instrumentality, whether domestic or foreign (each a “Governmental Entity”) is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation by Company of the Transactions, except for (x) the filing of a premerger notification report and all other required documents by Parent and Company, and the expiration or termination of all applicable waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any similar required foreign antitrust filings (if applicable), (y) the filing of the Merger Certificate in accordance with the DGCL, and (z) such other Government Consents that if not obtained or made would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.
          3.1.5 Financial Statements. The (a) audited consolidated balance sheet of Company, as of December 31, 2006 (the “Balance Sheet Date”) and the related audited consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the 12 months then ended, and (b) an unaudited consolidated balance sheet of Company as of June 30, 2007 (the “Interim Balance Sheet Date”), and the related unaudited consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the six months then ended (collectively, the “Financial Statements”) that have been provided to Parent comply in all material respects with all accounting requirements applicable to Company, have been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied (except as may be indicated in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Company as at the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to audit adjustment, including audit adjustments for Financial Accounting Standards Board (“FASB”) Statement No. 123R, “Accounting for Stock-Based Compensation”, FASB Statement No. 109, “Accounting for Income Taxes”, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, FASB Statement No. 157, “Fair Value Measurements” and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”). There has been no change in Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Financial Statements. Section 3.1.5 of the Company Disclosure Schedule lists, and Company has delivered to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated by the SEC) effected by Company since the Balance Sheet Date. Except as disclosed in the Financial Statements, Company is not a guarantor or indemnitor of any indebtedness or other liability of any other Person.
          3.1.6 No Defaults. Company is not, and has not received notice that it would be with the passage of time, in default or violation of any term, condition, or provision of (i) the certificate of incorporation or bylaws of Company or any comparable governing instrument of any subsidiary, (ii) any judgment, decree, or order, or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, or other instrument to which Company is now a party or by which it or any of its properties or assets may be bound, except with respect to (iii) for violations or defaults that would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.
          3.1.7 Litigation. There is no claim, action, suit, or proceeding pending or, to the knowledge of Company, threatened, against or affecting Company, any of its officers, directors, or employees, or any of its properties before any court or arbitrator or any Governmental Entity. There is no investigation pending or, to the knowledge of Company, threatened against Company, before any Governmental Entity. Section 3.1.7 of the Company Disclosure Schedule sets forth as of the date hereof, with respect to any pending action, suit, proceeding, or investigation to which Company is a party, the forum, the parties thereto, the subject matter thereof, and the amount of damages claimed, or the nature of any other relief sought.
          3.1.8 No Material Adverse Change. Since the Balance Sheet Date, there has not been any change, event, circumstance or development, that, individually or in the aggregate, has had or is reasonably likely to result in a Company Material Adverse Effect. Except as contemplated by this Agreement, since the Balance Sheet Date, there has not been:
               (a) any declaration, setting aside, or payment of any dividend or other distribution, stock split, reclassification, subdivision, or exchange with respect to any Company Shares;
               (b) any amendment of any provision of the certificate of incorporation or bylaws of, or of any term of any outstanding security issued by, Company;
               (c) any incurrence, assumption, or guarantee by Company of any indebtedness for borrowed money, or any mortgage, pledge, imposition of any security interest, claim, encumbrance, or other restriction on any of the assets, tangible or intangible, of Company;
               (d) a material change to any tax election or any accounting method, or any settlement or consent to any claim or assessment relating to taxes incurred, or incurrence of any obligation to make any payment of, or in respect of, taxes, except in the ordinary course of business, or agreement to extend or waive the statutory period of limitations for the assessment or collection of taxes;
               (e) any (i) grant of severance or termination pay to any director, officer, or employee of Company, (ii) entry into any employment, deferred compensation (based upon the meaning of such term before the adoption of Code Section 409A), or other similar agreement (or any material amendment to any such existing agreement) with any director, officer, or employee of Company, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iv) increase in compensation, bonus, or other benefits payable to directors, officers, or employees of Company, in each case other than those required by written contractual agreements, or (v) discretionary acceleration of, or amendment or change to, the period of exercisability, vesting, or exercise price of options, restricted stock, stock bonus, or other awards granted under the Incentive Plan (including any discretionary acceleration of the exercise periods by Company’s board of directors, the compensation committee of Company’s board of directors, or a committee overseeing the Incentive Plan as permitted under such plan) or authorization of cash payments in exchange for any options, warrants, restricted stock, stock bonus, or other awards granted under any of such plans except, in each case, as may be required under applicable law or the existing terms of the Incentive Plan or other related agreements;
               (f) any issuance of capital stock or securities convertible into capital stock of Company (including grants or other issuances of options, warrants, or other rights to acquire capital stock of Company) other than pursuant to the grant or exercise of Company Options;
               (g) any acquisition or disposition of assets (other than in the ordinary course of business), any acquisition or disposition of capital stock of any third party, or any merger or consolidation with any third party;
               (h) any entry by Company into any joint venture, partnership, or limited liability company or operating agreement with any Person;

               (i) any damage, destruction, or loss (whether or not covered by insurance) affecting Company’s properties or business that has resulted, or would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect;
               (j) any granting by Company of a security interest in or lien on any material property or assets of Company;
               (k) any cancellation of debt or waiver of any claim or right;
               (l) any capital expenditure or acquisition of any property, plant, and equipment by Company for a cost in excess of $100,000;
               (m) any discharge or satisfaction by Company of any lien or encumbrance, or any payment of any obligation or liability (absolute or contingent) other than current liabilities shown on the balance sheet included in the Financial Statements as of the Balance Sheet Date and current liabilities incurred since the Balance Sheet Date in the ordinary course of business;
               (n) any termination, modification, or rescission of, or waiver by Company of rights under, any existing contract resulting, or reasonably likely to result, individually or in the aggregate, in a Company Material Adverse Effect;
               (o) any material grant or assignment of Company Intellectual Property; or
               (p) any agreement, authorization, or commitment, whether in writing or otherwise, to take any action described in this Section 3.1.8.
          3.1.9 Absence of Undisclosed Liabilities. Company has no liabilities, claims or obligations (whether absolute, accrued, or contingent) (each a “Liability” and collectively, “Liabilities”) except for Liabilities (i) that are accrued or reserved against in the consolidated balance sheet of Company as of the Balance Sheet Date; (ii) that have arisen in the ordinary course of business since the Balance Sheet Date; or (iii) additional Liabilities that are expressly provided for in any of Company’s contracts that are not required to be reflected in Company’s financial statements under GAAP.
          3.1.10 No Violations. Company is in compliance with all applicable federal, state, local, or foreign statutes, laws, ordinances, rules, judgments, orders, and regulations of any Governmental Entity applicable to its business and operations, except for violations that would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. Neither Company, nor any Person acting on behalf of Company has, directly or indirectly, on behalf of or with respect to Company (i) made or received any unreported political contribution, (ii) made or received any payment that was not legal to make or receive, (iii) created or used any “off-book” bank or cash account or “slush fund,” or (iv) violated the Foreign Corrupt Practices Act of 1977, as amended. All permits required to conduct the business of Company as currently conducted have been obtained, are in full force and effect, and are being complied with, except where the failure to hold or to be in compliance with such permits would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.
          3.1.11 Certain Agreements. Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, parachute payment, bonus, or otherwise) becoming due to any director, employee, or independent contractor of Company, from Company under any Plan (as defined in Section 3.1.13), agreement, document, or otherwise, (ii) increase any benefits payable under any Plan, agreement, or document, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
          3.1.12 Employees. Since the inception of Company, Company has been in compliance with all then applicable laws and regulations respecting employment, termination of employment, hiring, discrimination in employment, terms and conditions of employment, wages, hours, and occupational safety and health and employment practices, and has not engaged in any unfair labor practice. Since the inception of Company, Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to its employees, including any common law employees, and is not liable for any arrears of wages (including commissions, bonuses, or other compensation), or any taxes or any penalty for failure to comply with any of the foregoing. Company is not liable for any payment to any trust or other fund or to any governmental or administrative authority with respect to unemployment compensation benefits, social security, social benefits, or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Company under any workers’ compensation plan or policy or for long-term disability. There are no controversies pending or, to Company’s knowledge, threatened, between Company and any of its employees, or any works council or similar body, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration, or investigation before any agency, court, or tribunal, foreign or domestic, including claims for compensation, severance benefits, vacation time, vacation pay, or pension benefits, or any other claim pending in any court or administrative agency from any current or former employee or any other Person arising out of Company’s status as employer or purported employer or any workplace practices or policies whether in the form of claims for discrimination, harassment, unfair labor practices, grievances, wage and hour violations, wrongful discharge, or otherwise. Company is not a party to any collective bargaining agreement or other labor union contract nor does Company know of any activities or proceedings of any labor union to organize any employees of Company. Section 3.1.12 of the Company Disclosure Schedule lists all countries in which a works council or similar employee organization represents employees of Company. To Company’s knowledge, no employees of Company are or have in the past been in violation of any term of any employment contract, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted by Company or work performed by the employee or to the use of trade secrets or proprietary information of others.
          3.1.13 Employee Benefit Plans.
               (a) Section 3.1.13(a) of the Company Disclosure Schedule lists each employee benefit, equity incentive plan, or compensation plan or program covering currently active, former, or retired employees of Company (“Plan”). Company has provided or made available to Parent a copy of each Plan document (or, if there is no Plan document, a written description), and where applicable, any related trust agreement, annuity, or insurance contract and, where applicable, the three most recent annual reports (Form 5500) filed with the U.S. Department of Labor-EBSA, including all attachments and schedules thereto. To the extent applicable, each Plan complies in all material respects with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, and any Plan intended to be qualified under Code Section 401(a) or has received a determination letter from the Internal Revenue Service (“IRS”) stating that it is so qualified and has been so qualified since its creation, and that its related trust is tax-exempt and has been since its creation. No Plan is covered by Title IV of ERISA or Code Section 412. No “prohibited transaction,” as defined in ERISA Section 406 or Code Section 4975, has occurred with respect to any Plan. Each Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by all statutes, orders, rules, and regulations, including ERISA and the Code, applicable to such Plans. There are no pending or anticipated claims against or otherwise involving any of the Plans (excluding claims for benefits incurred in the ordinary course of Plan activities) and no suit, action, or other litigation has been brought against or with respect to any Plan. All contributions, reserves, or premium payments to each Plan required to be made as of the date hereof have been made. Company has not incurred any liability under Subtitle C or D of Title IV of ERISA with respect to any “single-employer plan,” within the meaning of ERISA Section 4001(a)(15), currently or formerly maintained by Company, or any entity that is considered one employer with Company under ERISA Section 4001(a)(14). Company has not incurred, and will not incur as a result of the Transactions, any withdrawal liability under Subtitle E of Title IV of ERISA with respect to any “multiemployer plan,” within the meaning of ERISA Section 4001(a)(3). Company has no obligation for retiree health or life benefits under any Plan, except as required by applicable law or to avoid excise taxes under Code Section 4980B. There are no restrictions on the rights of Company to amend or terminate any Plan without incurring any liability thereunder (other than benefits accrued prior to the date of termination or ordinary administrative expenses) and satisfaction of applicable notice. There have been no unwritten amendments to any Plan or interpretations (whether or not written) by Company relating to coverage under any Plan. No tax under Code Section 4980B (other than a tax that has been fully satisfied) has been incurred in respect of any Plan that is a group health plan, as defined in Code Section 5000(b)(1).
               (b) Neither Company nor any entity that is or was considered one employer with Company under ERISA Section 4001(a)(14) or Code Sections 414(b), (c), or (m) has ever maintained, had an obligation to contribute to, contributed to, or had any liability with respect to any current or former employee benefit plan that is or has been subject to Title IV of ERISA (including any “multiemployer plan” within the meaning of ERISA Section 4001(a)(3). No Plan is a multiple employer welfare arrangement as defined in ERISA Section 3(40).
               (c) All Plans that are subject to the laws of any jurisdiction outside the United States are in material compliance with and have been operated in a manner materially consistent with their terms and all applicable laws (including relevant tax laws), and the requirements of any trust deed under which they were established. Section 3.1.13(c) of the Company Disclosure Schedule identifies all of Company’s employee benefit plans that are subject to the laws of any jurisdiction outside the United States. With respect to each Plan, no event has occurred, and there exists no condition or set of circumstances, that would subject Company, directly or indirectly, to any material liability arising under any applicable laws, including relevant tax laws (including any liability to or under any such Plan or any indemnity agreement to which Company is a party), excluding liability for benefit claims and funding obligations. With respect to each such Plan, there are no funded benefit obligations for which the contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted, on the Financial Statements to the extent required to be so accounted for or footnoted.
               (d) No Plan is subject to any ongoing or scheduled audit or other administrative proceeding of the IRS, the U.S. Department of Labor, or any other federal, state, or local governmental entity or, to the Company’s knowledge, is under investigation by such an entity with respect to a Plan.
               (e) Company is not a party to any agreement, plan, contract or arrangement with respect to which interest or any additional tax would apply as a result of Code Section 409A.
          3.1.14 Real Property; Leases. Company does not own, and has never owned, real property. Company has made available to Parent copies of all leases or subleases in effect on the date hereof under which Company leases (i) real property (as either a tenant, subtenant, or lessor), or

(ii) personal property that requires annual payments in excess of $50,000 with respect to each such lease or sublease of personal property (in case of either clause (i) or (ii), a “Company Lease”). No default exists under any Company Lease. No Company Lease is terminable because of the execution of this Agreement or the consummation of the Transactions. No consent is required from any party under any Company Lease in connection with the completion of the Transactions, and Company has not received notice that a party to any Company Lease intends to refuse to renew any Company Lease or to exercise any option or other right thereunder, except where the failure to receive such consent, or where such refusal, would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.
          3.1.15 Environmental.
               (a) Except as would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, no Hazardous Material (as defined below) has been released (except as specifically authorized, such as by permits issued by a Governmental Entity), onto or under any property occupied by Company or any affiliate of Company, nor, to Company’s knowledge, has any Hazardous Material migrated beneath such properties.
               (b) Except as would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, Company has not transported, stored, used, manufactured, disposed of, released, or exposed its employees or others to Hazardous Materials (collectively, “Hazardous Materials Activities”) in violation of any Environmental Law (as defined below) in effect on or prior to the Effective Time.
               (c) Company currently holds all environmental approvals, permits, licenses, clearances, and consents necessary for the conduct of Company’s Hazardous Material Activities and other businesses of Company as such activities and businesses are currently being conducted (collectively, “Environmental Permits”), except where the absence of such Environmental Permits would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.
               (d) No action, proceeding, revocation proceeding, amendment procedure, writ, or injunction is pending and, to Company’s knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, or injunction has been threatened by any Governmental Entity against Company concerning any Environmental Permit, Hazardous Material, or any Hazardous Materials Activity of Company. Company has received no written notification that it is or may be liable for natural resource damages, the investigation or cleanup of Hazardous Materials, or for the response costs incurred by others in conducting such investigation or cleanup, which, in either case would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. To the knowledge of Company, no fact or circumstance currently exists that is reasonably likely to involve Company in any legal proceedings alleging violations of Environmental Law or to result in the imposition of liability upon the Company under Environmental Law.
               (e) To the knowledge of Company, Company has not, either by agreement or by operation of law, assumed or undertaken any liability (including future or contingent liabilities) of another Person under any Environmental Law, including any obligation for investigation, cleanup, corrective action, or natural resource damages with respect to Hazardous Materials.
               (f) Neither Company nor, to the knowledge of Company, any of its agents, possess copies of any reports concerning the presence or possible presence of released Hazardous

Materials on real property currently or formerly owned, leased, or occupied by Company, including any environmental site assessment reports.
               (g) “Hazardous Material” means any substance that any Governmental Entity, in accordance with applicable federal, state, or local law, has designated to be radioactive, toxic, hazardous, or otherwise a danger to health or the environment, including PCBs, friable asbestos, petroleum and fractions of petroleum, urea-formaldehyde, and all substances listed as hazardous substances by any Environmental Law.
               (h) “Environmental Law” means all applicable foreign, domestic, federal, state, local, or other laws, regulations, ordinances, or other binding requirements of Governmental Entities, all applicable orders, judgments, or binding determinations of administrative or judicial authorities, and any required permit, license, or other authorization, concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Material.
          3.1.16 Customers and Suppliers.
               (a) Section 3.1.16(a) of the Company Disclosure Schedule lists each customer who, in the 24 months ended as of the date of this Agreement, was one of the 20 largest sources of revenues recognized under GAAP for Company during such period (each, a “Significant Customer”) and the percentage of Company’s total revenues such Significant Customer represented during the 24 months ended as of the date of this Agreement. As of the date hereof: (i) Company has no outstanding dispute that has been communicated orally or in writing, concerning its business operations, including any Technology (as defined in Section 3.1.20) or services, with any Significant Customer, and (ii) Company has not received any oral or written notice from any Significant Customer that such customer intends to terminate or materially modify existing agreements with Company.
               (b) Section 3.1.16(b) of the Company Disclosure Schedule lists each supplier who, in the 24 months ended as of the date of this Agreement, was (i) one of the ten largest suppliers of technology, products, or services to Company, based on amounts paid or payable, or (ii) provided third-party software (other than “shrink wrapped, off-the-shelf” software) used in connection with any Technology, products, or services during such period (each, a “Significant Supplier”). As of the date hereof: (A) Company has no outstanding dispute that has been communicated orally or in writing, concerning Technology, products, or services provided by any Significant Supplier; and (B) Company has not received any oral or written notice from any Significant Supplier that such supplier intends to terminate or materially modify existing agreements with Company.
          3.1.17 Material Contracts.
               (a) Section 3.1.17 of the Company Disclosure Schedule sets forth all of the following contracts to which Company is a party as of the date of this Agreement (the “Material Contracts”):
                    (i) any agreement (A) relating to the employment of, or the performance of services by, any employee, consultant, or other Person other than ordinary course, at-will written or oral offers or agreements terminable without notice and without the payment of any severance or penalty and other than employment arrangements required by law, (B) in accordance with which

Company is or may become obligated to make any severance, termination, or similar payment to any current or former employee or director, other than with respect to agreements listed or described in the Company Disclosure Schedule as applicable to all Company employees generally, or applicable to all Company employees in specified jurisdictions outside of the United States, (C) in accordance with which Company is or may become obligated to make any bonus or similar payment to any current or former employee or director, other than with respect to agreements listed or described in the Company Disclosure Schedule as applicable to all Company employees generally, or applicable to all Company employees in specified jurisdictions outside of the United States, or (D) in accordance with which Company may be required to provide, or accelerate the vesting of, any payments, benefits, or equity rights upon the occurrence of any of the Transactions (other than with respect to the acceleration of Company Options pursuant to their respective terms);
                    (ii) any agreement that provides for indemnification of any officer, director, employee, or agent of Company;
                    (iii) any agreement imposing any restriction on the right or ability of Company, or that, after consummation of the Merger, would impose a restriction on the right or ability of Parent or any of its subsidiaries, to compete in any line of business or in any geographic region with any other Person or to transact business or deal in any other manner with any other Person;
                    (iv) any agreement with a third party in accordance with which Company (A) has paid $200,000 or more during the year ended December 31, 2006, or (B) is obligated to pay $200,000 or more during the year beginning January 1, 2007;
                    (v) any agreement with a distributor, VAR, reseller, OEM, marketing partner, or Significant Customer;
                    (vi) any agreement of partnership or joint venture, limited liability company or operating agreement that would give rise to an obligation on the part of Company to form a joint venture or to acquire securities of a third party;
                    (vii) any other contract, agreement, or commitment not otherwise listed in Section 3.1.17 of the Company Disclosure Schedule, (A) the termination of which would result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, or (B) that, if no required consent regarding the Transactions is obtained, would result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect;
                    (viii) any union contract or collective bargaining agreement;
                    (ix) any Company Lease; and
                    (x) except for trade indebtedness incurred in the ordinary course of business and except as disclosed in the Financial Statements, any instrument evidencing or related in any way to indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise.
               (b) Each Material Contract is in full force and effect and is a valid and binding obligation of Company, and, to the knowledge of Company, neither Company nor any other party thereto is in breach of, or default under, any such Material Contract, except for such failures to be in full force and effect and such breaches and defaults that would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. As of the date hereof, none of the parties to any of the Material Contracts identified in Section 3.1.17 of the Company Disclosure Schedule has expressed in writing an intent to terminate or materially reduce the amount of its business with Company in the future.
          3.1.18 Taxes.
               (a) For the purposes of this Agreement, the terms “tax” and “taxes” mean all federal, state, local, and foreign income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits), capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing.
               (b) Company has timely filed (or caused to be filed) all federal, state, local, and foreign tax returns, reports, information statements, and similar statements (“Returns”) required to be filed, which Returns are true, correct, and complete in all material respects. Company has timely paid when due, or fully accrued in accordance with GAAP on the Financial Statements, all taxes in respect of all periods (or portions thereof) otherwise due and payable (other than taxes being contested in good faith through appropriate proceedings and for which appropriate reserves have been established on the Financial Statements). The unpaid taxes of Company will not, as of the Closing Date, exceed the reserves for tax liability set forth on the balance sheet of the Company as of the Closing Date. Company has not engaged in a “reportable transaction” within the meaning of Code Section 6707A(c)(1). Company has not taken any position on any Return that is subject to penalties under Code Section 6662. Company is not currently the beneficiary of any extension of time to file any Return that has not yet been filed. Company has provided to Parent or made available true and correct copies of all filed Returns for which the statute of limitations has not expired.
               (c) No deficiencies or adjustments that remain outstanding for any tax have been claimed, proposed, assessed, or threatened in writing. No authority in a jurisdiction where Company does not file Returns has ever made any unresolved claim in writing that Company is or may be subject to taxation by that jurisdiction. Section 3.1.18(c) of the Company Disclosure Schedule accurately sets forth for each of the last three years the years for which Company’s federal, state, local, and foreign Returns have been audited. Company has not received written notice of any pending or threatened tax audit or examination and Company has not waived or entered into any other agreement with respect to any statute of limitation with respect to its taxes or Returns.
               (d) There are no liens for taxes upon the assets of Company except for taxes not yet due and payable. Company has withheld all taxes required to be withheld by it in respect of wages, salaries, and other payments to all employees, officers, and directors and any taxes required to be withheld from any other Person and has timely paid all such amounts withheld to the proper taxing authority. Company is not party to any tax sharing or tax allocation agreements and has not been a member of any affiliated group of corporations within the meaning of Code Section 1504 (other than the group of which Company is currently the common parent). Company has no liability for taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provisions of state, local or foreign law) as a transferee or successor, by contract, or otherwise. There are no outstanding rulings or requests for rulings from any taxing authority with respect to Company. Company neither is nor has been, within the five year period ending on the date hereof, a “United States real property holding corporation” within the meaning of Code Section 897.
               (e) Company is not required to include in income any adjustment in accordance with Code Section 481(a) (or similar provisions of other law or regulations) in its current or in any future taxable period, because of a change in accounting method, nor has the IRS (or other taxing authority) proposed in writing any such change in accounting method. In connection with the consummation of the Transactions, no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated by this Agreement, or under any other agreement or arrangement to which Company is a party that will result in the payment of an “excess parachute payment” within the meaning of Code Section 280G.
               (f) Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Code Section 355 in the two years before the date of this Agreement.
               (g) All Plans or arrangements to which Company is a party that are “nonqualified deferred compensation plans” within the meaning of Code Section 409A(d)(1) have been operated in good faith compliance with the requirements of Code Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) and the guidance thereunder.
               (h) No outstanding Company Share is non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, and no payment to any holder of Company Shares of any Conversion Payments with respect to Company Shares in accordance with this Agreement will result in compensation income to such holder of Company Shares.
               (i) Section 3.1.18(i) of the Company Disclosure Schedule sets forth, as of the date hereof (i) a list of all “controlled foreign corporations” (within the meaning of Code Section 957(a)) in which Company directly or indirectly holds an interest, and (ii) a list of all foreign entities in which the Company directly or indirectly holds an interest for which an election under Treasury Regulation Section 301.7701-3 is in effect.
          3.1.19 Interests of Officers.None of Company’s officers or directors has any interest in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks, or trade names, used in the business of Company, nor to the knowledge of Company does any supplier, distributor, or customer of Company.
          3.1.20 Technology and Intellectual Property Rights.
               (a) Definitions:
                    (i) “Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (x) all United States, international, and foreign: (1) patents, utility models, and applications therefor, and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures; (2) all trade secrets and other rights in know-how and confidential or proprietary information; (3) all mask works and copyrights, registrations and applications therefor (including moral rights), throughout the world;

(4) all rights in World Wide Web addresses and domain names and applications and registrations therefor, all trade names, logos, common law trademarks and service marks, trade dress, trademark and service mark registrations, and applications therefor, and all goodwill associated therewith throughout the world; and (5) any similar, corresponding, or equivalent rights to any of the foregoing in (1) through (4) above, anywhere in the world (items (1) through (5) collectively, “Intellectual Property Rights”). “Software” means any and all of the following: computer software and code, including software and firmware listings, assemblers, applets, compilers, source code, object code, net lists, software design tools, user interfaces, application programming interfaces, protocols, formats, documentation, annotations, comments, data, data structures, databases, data collections, system build software and instructions, schematics, diagrams, software product specifications, algorithms, routines, processes, prototypes, test methodologies, materials that document software design or design processes, or that document software research or testing (including design, processes, and results); any media on which any of the foregoing is recorded. “Technology” means any tangible embodiment or other implementation of any of the Software or Intellectual Property.
                    (ii) “Company Owned Intellectual Property” means all Intellectual Property owned by Company.
                    (iii) “Company Licensed Intellectual Property” means all Intellectual Property owned by third Persons and licensed to Company. Unless otherwise noted, all references to “Company Intellectual Property” refer to both Company Owned Intellectual Property and Company Licensed Intellectual Property.
               (b) Section 3.1.20(b) of the Company Disclosure Schedule lists:
                    (i) all of Company’s material Company Owned Intellectual Property; provided that: (A) in the case of Company’s pending patent applications, Company shall be required to disclose the application numbers of such applications only, and (B) in the case of unregistered Company Owned Intellectual Property, Company shall only be required to disclose the categories of material unregistered Company Owned Intellectual Property;
                    (ii) all material agreements and licenses in accordance with which Company has granted a third party a license to incorporate into such third party’s products or services, any Company Owned Intellectual Property;
                    (iii) all material agreements and licenses in accordance with which Company has been granted a license to any Company Licensed Intellectual Property and such Company Licensed Intellectual Property is incorporated into Company’s products or services (other than license agreements for standard “shrink wrapped, off-the-shelf” third party Intellectual Property that is otherwise commercially available);
                    (iv) all agreements which restrict any rights of Company to enforce Company Owned Intellectual Property; and
                    (v) all current Company products and service offerings made commercially available by Company.
               (c) Company owns free and clear of all claims, or has a license to use, all Intellectual Property Rights necessary for the current and past conduct of the business of Company.

               (d) The operation of Company’s business does not infringe any Intellectual Property Rights of any Person and to Company’s knowledge there is no unauthorized use, infringement, or misappropriation of any of the Company Owned Intellectual Property by any third party.
               (e) Company has not received written notice of any claims (y) challenging the validity, effectiveness or ownership by Company of any Company Owned Intellectual Property, or (z) that any Company Owned Intellectual Property, product, Technology, or service infringes, or will infringe on, any third party Intellectual Property Right, nor, to the knowledge of Company, are there any valid and reasonable grounds for any bona fide claim of any such kind.
               (f) Company has not granted to a third party any current or contingent rights of any kind to any Software included in Company Owned Intellectual Property, nor has Company granted any current or contingent rights of any kind to any Software that is part of any Company Licensed Intellectual Property other than object code licenses to customers in the ordinary course of business consistent with past practice.
               (g) Except as would not reasonably be expected to have a Company Material Adverse Effect, Company has secured from all current and former employees, consultants, and contractors of Company who have created any material portion of, or otherwise have any rights in or to, any (i) Company Owned Intellectual Property, or (ii) Company owned or developed product, Technology, or service, valid and enforceable written assignments or licenses to Company of the entire right, title, and interest of any such employees’, consultants’ and contractors’ contribution or rights therein and Company has provided true and complete copies of such assignments or licenses to Parent. Schedule 3.1.20(g) sets forth a list of all inventors who are either named on current Company patent applications or have been identified as inventors of an invention that Company plans to cover in a future patent application.
               (h) Company has taken commercially reasonable steps to prevent the unauthorized disclosure of confidential information (both of Company and that of third Persons that Company has received under an obligation of confidentiality). Except as would not reasonably be expected to have a Company Material Adverse Effect, Company has obtained legally binding written agreements from all employees and third parties with whom Company has shared confidential proprietary information (i) of Company, or (ii) received from others that Company is obligated to treat as confidential and that require employees and third parties to keep such information as confidential.
               (i) Company takes commercially reasonable steps to protect its software, databases, systems, networks and Internet sites and all information stored or contained therein or collected or transmitted thereby (including customer information) from unauthorized use and access.
               (j) No Software or Technology owned by Company is in whole or in part, governed by an Excluded License; provided that Company shall have no liability pursuant to this Section 3.1.20(j) to the extent Company Software or Technology is in the possession or control of customers or other third parties and Company has no knowledge that Company Software or Technology is subject to governance by an Excluded License and Company has not granted any license or permission to subject Company Software or Technology to governance by an Excluded License. For purposes of this Agreement, an “Excluded License” is any license that requires, as a condition of modification or distribution of software subject to the Excluded License, that (i) such software and other software combined or distributed with such software be disclosed or distributed in source code form, or (ii) such software and other software combined or distributed with such software and any associated intellectual property be licensed on a royalty free basis (including for the purpose of making additional copies or derivative works). For clarity and as a non-limiting example only, an open source license such as the GNU Public License is an example of an Excluded License.
               (k) Company has not incorporated into any Company Software or Software used in any Company product, Technology, or service any code, modules, utilities, or libraries that are governed in whole or in part by a license that terminates Company’s rights to use material Intellectual Property Rights licensed to it, if a patent infringement suit is brought by Company.
               (l) Company has not participated in any standards-setting activities that restrict Company’s ownership of any Company Owned Intellectual Property or restrict the ability of Company to enforce, license or exclude others from using any Company Owned Intellectual Property.
               (m) The Merger will not give rise to or cause under any of Company’s agreements relating to Company Intellectual Property (i) an obligation on Company to pay any royalties or other amounts to any third Person in excess of those that Company is otherwise obligated to pay absent a Merger, or (ii) Parent’s granting to any third party any right to or with respect to any of Parent’s Intellectual Property.
               (n) Company is not under any contractual obligation (i) to include any Company Licensed Intellectual Property in any Company product, Technology, or service, or (ii) to obtain a third party’s approval for any Company owned product, Technology, or service at any stage in the development, licensing, distribution, or sale of that product, Technology, or service.
               (o) Company has no obligation to perform services for any third party other than (i) customer support and maintenance services for customers in the ordinary course of business consistent with past practice, and (ii) professional services for customers in the ordinary course of business consistent with past practice.
               (p) All granted or issued patents and all mask works, registered trademarks, and copyright registrations held by Company, are valid, enforceable, and subsisting.
               (q) Except with respect to demonstration or trial copies, to the knowledge of Company, Company has not placed in its products or Technology any “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user. Company has taken commercially reasonable steps to prevent placement of such software routines or hardware components in its products or Technology by Company’s current and former employees, consultants, and contractors.
               (r) Company Software or Software used in any Company-provided product or service: (i) has reasonably detailed documentation regarding its source code to enable a reasonably skilled software developer to understand, modify, compile and otherwise utilize all material aspects of such source code; and (ii) is free from known unremedied material defects or deficiencies.
               (s) Company has not granted to any third parties including, but not limited to, customers, vendors, and resellers, the right to make derivative works from Company Owned Intellectual Property, current Company products, Technology or Software.
               (t) Company has not disclosed or delivered to any third Person (other than any current or former employee, consultant or contractor that is subject to an obligation of confidentiality), or permitted the disclosure or delivery to any escrow agent or other Person of, any Company owned source code under any agreement that would permit such Person to reverse engineer Company’s owned Software or the capability thereof. No event has occurred, and no circumstance or condition exists under any Contract binding on Company, that (with or without notice or lapse of time) will result in the disclosure or delivery to any Person of any Company owned source code or the release from any escrow of any other Company Owned Intellectual Property. Section 3.1.20(t) of the Company Disclosure Schedule identifies each contract pursuant to which Company has deposited or is required to deposit with an escrow holder or any other Person of any company source code.
          3.1.21 Vote Required. The affirmative vote of (i) the holders of a majority of the outstanding Company Common Shares and Company Preferred Shares voting together as a single class on an as converted basis; (ii) the holders of a majority of the outstanding Company Preferred Shares voting together as a single class on an as converted basis; (iii) the holders of a majority of the outstanding shares of Series A Preferred Stock; (iv) the holders of at least 60% of the outstanding shares of Series B Preferred Stock; (v) the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock; and (vi) the holders of at least 75% of the outstanding shares of Series D Preferred Stock, are the only votes of the holders of Company’s capital stock necessary to approve this Agreement and the consummation of the Transactions (collectively, the “Company Stockholder Approval”).
          3.1.22 Brokers’ and Other Fees. Neither Company nor its stockholders, directors, officers, or employees has employed any investment banker, broker, finder, or other intermediary that has been retained by, or is authorized to act on behalf of, Company that would be entitled to any fee or commission from Company, Parent, or any of Parent’s affiliates in connection with or upon consummation of the Transactions.
          3.1.23 Complete Copies of Materials. Company has delivered or made available to Parent or its counsel true and complete copies of each document listed in the Company Disclosure Schedule.
          3.1.24 Board Recommendation.A majority of Company’s board of directors, with no members of the board dissenting, has (i) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of Company and its stockholders, (ii) approved and adopted this Agreement and the Transactions, including the Merger, and (iii) subject to the other terms and conditions of this Agreement, resolved to recommend the Merger and approval and adoption of this Agreement and each of the Transactions by Company’s stockholders, and, as of the date of this Agreement, none of such actions by Company’s board of directors has been amended, rescinded, or modified.
          3.1.25 Insurance. Company has made available to Parent or its counsel a copy of all insurance policies and all self-insurance programs and arrangements relating to the business, assets, and operations of Company. All premiums due and payable under all such policies have been paid and Company is otherwise in compliance with the terms of such policies and bonds. As of the date of this Agreement, there has been no threatened termination of, or premium increase with respect to, any such policies.
          3.1.26 Accounts Receivable. Subject to reasonable reserves for doubtful accounts that are permitted pursuant to GAAP, all of the accounts receivable shown on the consolidated balance sheet of Company as of the Interim Balance Sheet Date have been collected or are current and collectible in the aggregate recorded amounts thereof and can reasonably be anticipated to be paid in full without outside collection efforts within 90 days of the due date, and are not subject to counterclaims or setoffs.

          3.1.27 Personal Property. As of the date hereof Company has good and marketable title, free and clear of all title defects, security interests, pledges, options, claims, liens, encumbrances, and restrictions of any nature whatsoever (including leases, chattel mortgages, conditional sale contracts, purchase money security interests, collateral security arrangements, and other title or interest-retaining agreements) to all inventory, receivables, furniture, machinery, equipment, and other personal property, tangible or otherwise, reflected on the consolidated balance sheet of Company as of the Interim Balance Sheet Date or used in Company’s business as of the Interim Balance Sheet Date even if not reflected thereon.
          3.1.28 Guarantees and Suretyships. Company has no powers of attorney outstanding, (other than those issued in the ordinary course of business with respect to tax matters). Company has no obligations or liabilities (absolute or contingent) as guarantor, surety, cosigner, endorser, co-maker, indemnitor, or otherwise with respect to the obligations or liabilities of any Person.
          3.1.29 Certain Transactions. Except for (a) relationships with Company as an officer, director, or employee (and compensation by Company in consideration of such services) and (b) relationships with Company as holders of Company Securities, none of the directors, officers, or holders of 5% or more of the Company Shares, or any member of any of their families, is presently a party to, or was a party to during the year preceding the date of this Agreement, any transaction with Company, including any contract, agreement, or other arrangement (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any such person or any corporation, partnership, trust, or other entity in which any such person has or had a 5% or more interest (as a stockholder, partner, beneficiary, or otherwise) or is or was a director, officer, employee, or trustee.
          3.1.30 Government Contracts.
               (a) “Government Contracts” means any agreement, commitment, undertaking, or arrangement of any kind with a government agency, government prime contractor, government grant recipient, or higher-tier government subcontractor to which Company is a party as of the date of this Agreement.
               (b) Company is in compliance with all legal requirements of all Government Contracts.
               (c) Company has not, in obtaining or performing any Government Contract, violated any material aspect or provision of any of the following: (i) the Federal Acquisition Regulation (the “FAR”) or any applicable agency supplement thereto; (ii) any state procurement law or regulation; and (iii) any other applicable procurement law or regulation.
               (d) To the knowledge of Company, there are not and have not been any irregularities, misstatements, or omissions relating to any Government Contracts, including certifications.
               (e) Company is not undergoing, and has not undergone, any audit of any Government Contract, and Company has no knowledge of any basis for any impending audit, arising under or relating to any Government Contract, except for routine audits conducted during the ordinary course of business.

               (f) Company has taken adequate steps to ensure that its right, title and interest in inventions, technical data, computer software, and copyrightable material developed under any Government Contract have been retained and protected.
          3.1.31 Product Warranty Company’s product warranty reserves are adequate given historical claims against such reserves. Since January 1, 2003, (a) each product or other asset designed, developed, manufactured, assembled, sold, installed, repaired, distributed, promoted, licensed, or otherwise made available by Company has conformed and complied in all material respects with the terms and requirements of any applicable warranty or other agreement or contract and with all applicable laws; (b) all services that have been performed by Company have been performed properly and in substantial conformity with the terms and requirements of all applicable agreements and contracts and with all applicable laws; (c) no customer or other Person has asserted or, to the knowledge of Company, threatened to assert any material claim against Company (i) under or based upon any warranty provided by or on behalf of Company, (ii) under or based upon any other warranty relating to Company, or (iii) based upon any services performed by Company; and (d) Company has not had any indemnity liability to customers or other Persons for services provided by Company. To Company’s knowledge, Company could not reasonably be expected as a result of warranty or liability claims against it to be required to modify in any material respect any of Company’s services that are material to Company.
          3.1.32 Disclosure. No representation or warranty made by Company in this Agreement (including the Company Disclosure Schedule), contains as of the date hereof or will contain upon the consummation of the Merger any untrue statement of a material fact, or omits as of the date hereof or will omit upon the consummation of the Merger to state a material fact necessary to make the statements or facts contained herein, not misleading, in light of the circumstances under which they were made.
     3.2 Representations and Warranties of Parent and Acquisition Sub. Parent and Acquisition Sub represent to Company as follows:
          3.2.1 Organization; Standing and Power. Each of Parent and Acquisition Sub is a corporation duly organized and validly existing and, with respect to Acquisition Sub, in good standing, as applicable, under the laws of its jurisdiction of incorporation or organization. Each of Parent and Acquisition Sub has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its businesses as now being conducted, and is duly qualified to do business in each jurisdiction in which the character of the property owned, leased, or operated by it or the nature of its activities makes such qualification necessary, except in such jurisdictions in which a failure to so qualify would not result, or be reasonably expected to result, individually or in the aggregate, in a material adverse effect on the financial condition, business, assets, or results of operations of Parent, Acquisition Sub and either of their subsidiaries, taken as a whole, or that would materially impair the ability of Parent or Acquisition Sub to consummate the Transactions (“Parent Material Adverse Effect”).
          3.2.2 Authority. Each of Parent and Acquisition Sub has all requisite corporate power and authority to execute and deliver this Agreement, and to consummate the Transactions. The execution and delivery by Parent and Acquisition Sub of this Agreement and the performance of Parent’s and Acquisition Sub’s respective obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Parent and Acquisition Sub, as applicable. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and constitutes a valid and binding obligation of Parent and Acquisition Sub enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.
          3.2.3 Consents and Approvals; No Violations. The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, conflict with or result in any Violation of (a) any provision of the articles of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Acquisition Sub, or (b) any loan or credit agreement, note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Parent or Acquisition Sub or their respective properties or assets, other than, in the case of (b), any such Violation that would not result, or reasonably be expected to result, individually or in the aggregate in a Parent Material Adverse Effect. No Government Consent is required by or with respect to Parent or Acquisition Sub in connection with the execution and delivery of this Agreement by Parent or Acquisition Sub or the consummation by Parent and Acquisition Sub of the Transactions, except for (x) the filing of a pre-merger notification report by Parent and Company, and the expiration or termination of all applicable waiting periods, under the HSR Act and any similar foreign antitrust filings (if applicable), (y) the filing of the Merger Certificate in accordance with the DGCL, and (z) such other Government Consents that if not obtained would not result, or reasonably be expected to result, in a Parent Material Adverse Effect.
          3.2.4 Disclosure. No representation or warranty made by Parent or Acquisition Sub in this Agreement contains upon the date hereof or will contain upon the consummation of the Merger any untrue statement of a material fact, or omits upon the date hereof or will omit upon the consummation of the Merger to state a material fact necessary to make the statements or facts contained herein, not misleading, in light of the circumstances under which they were made.
ARTICLE IV
COVENANTS OF COMPANY
     All references in the subsections of this Article IV to “Company” include Company’s subsidiaries except to the extent specifically excluded or except as otherwise clearly required by the context. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Company agrees (except as expressly contemplated by this Agreement or with Parent’s prior written consent) that:
     4.1 Conduct of Business.
          4.1.1 Ordinary Course. Company will carry on its business in the ordinary course consistent with past practice, will continue to observe its obligations to comply with the requirements of all applicable laws and regulations, and will use commercially reasonable efforts to: preserve intact its present business organization, keep available the services of its present officers, consultants, and employees and maintain satisfactory relationships with licensors, licensees, customers, suppliers, contractors, distributors, and others having business relationships with it. Company will promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business of Company that would result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. Without limiting the above, Company will not:
               (a) grant any severance or termination pay to any officer, director, or employee of Company, other than those made in Company’s ordinary course of business and consistent with past practices or to the extent required by law, or to the extent required by Company’s existing severance plans and agreements as disclosed in the Company Disclosure Schedule;

               (b) transfer to any third Person ownership of, or (except in the ordinary course of business in accordance with past practice) grant a material license of Company Owned Intellectual Property;
               (c) declare, set aside, or pay any dividend or other distribution with respect to any shares of capital stock of Company, or repurchase, redeem, or acquire any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Company, or effect any stock split (forward or reverse) or otherwise change its capitalization or capital structure in any manner from the way it existed on the date hereof;
               (d) split, combine, or reclassify any class of capital stock of Company;
               (e) amend any provision of the certificate of incorporation or bylaws of Company, or any term of any outstanding security issued by Company;
               (f) incur, assume, or guarantee any indebtedness for borrowed money;
               (g) change any method of accounting or accounting practice by Company, except for any such change required by reason of a change in GAAP or with prior agreement with Company’s auditor;
               (h) commence a lawsuit other than: (i) for the routine collection of bills; or (ii) in such cases where Company in good faith determines that failure to commence a suit would result in a material impairment of a valuable aspect of Company’s business, provided Company consults with Parent prior to filing a suit described in (i) or (ii);
               (i) extend an offer of employment to a candidate for an officer position of vice president or above or any position with annual compensation in excess of $100,000 without prior consultation with Parent;
               (j) grant or issue or accelerate the vesting of any capital stock, securities convertible into capital stock of Company, restricted stock, restricted stock units, stock appreciation rights, stock options, warrants, or other equity rights;
               (k) adopt or pay, accelerate, or accrue salary or other payments or benefits or promise or make discretionary employer contributions to, under, or with respect to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, group insurance, severance pay, retirement, or other employee benefit plan, agreement, or arrangement, or any employment or consulting agreement with or for the benefit of any Company director, officer, employee, agent, or consultant, whether past or present, or amend any such existing plan, agreement, or arrangement, in each case other than in the ordinary course of business or as required by law;
               (l) assign, transfer, dispose of, or license assets of Company, grant any license of any assets of Company, or acquire or dispose of capital stock of any third party or merge or consolidate with any third party in each case other than in the ordinary course of business;
               (m) enter into any joint venture, partnership, limited liability company, or operating agreement with any Person;

               (n) breach, modify, amend, or terminate any of Company’s Material Contracts, or waive, release, or assign any rights or claims under any of Company’s Material Contracts, except as expressly required by this Agreement or except in the ordinary course of business;
               (o) settle, compromise, or otherwise terminate any litigation, claim, investigation, or other settlement negotiation;
               (p) fail to keep in full force insurance policies covering Company’s properties and assets under substantially similar terms and conditions as Company’s current policies;
               (q) enter into any Material Contract or any other contract that would require Company to expend a sum in excess of $200,000;
               (r) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization (other than the Merger);
               (s) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire any assets;
               (t) adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan or grant agreement (other than amendments required by law or to comply with the Code or as requested by Parent under Section 6.7(c)), or enter into any employment contract, pay any special bonus or special remuneration to any director, officer, consultant, or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, consultants, or employees other than increases as required by law, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons under an employee benefit plan or otherwise;
               (u) pay or make any accrual or arrangement for payment of any pension, retirement allowance, or other employee benefit under any existing plan, agreement, or arrangement to any officer, director, or employee or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, or employees of Company or any amount relating to unused vacation days, other than in the ordinary course of business consistent with past practice or as required by law;
               (v) except in the ordinary course of business consistent with past practice, grant rights or licenses to Company Intellectual Property to any standards organization or to any third Person in compliance with the requirements of any standards organization, or use or incorporate any intellectual property from any standards organization in Company’s software or software used in any Company product, Technology, or service;
               (w) except as required or permitted under this Agreement, knowingly take any action that would or is reasonably likely to (i) make any representation or warranty of Company contained in this Agreement inaccurate, (ii) result in any of the conditions to the Merger in Article VII not being satisfied, or (iii) impair the ability of Company to consummate the Merger in accordance with the terms of this Agreement;

               (x) make capital expenditures that exceed $100,000 individually or in the aggregate, except for evaluation units in the ordinary course of business consistent with past practice in an amount not to exceed $300,000 in the aggregate; or
               (y) authorize, commit, or agree to take any of the foregoing actions except as otherwise permitted by this Agreement.
          4.1.2 Exclusivity; Acquisition Proposals
          (a) Unless and until this Agreement has been terminated by either party in accordance with Section 9.1 hereof, Company agrees that it will not (and will use its commercially reasonable efforts to ensure that none of its officers, directors, agents, employees, or affiliates, or any investment banker, financial advisor, attorney, accountant, or other advisor, agent, or representative (collectively, “Representatives”)) take or cause or permit any Person to take, directly or indirectly, any of the following actions with any party other than Parent and its designees: (i) solicit, encourage, initiate, or participate in any negotiations, inquiries, or discussions with respect to any offer or proposal to acquire all or any significant part of Company, its business, assets, or capital shares, whether by merger, consolidation, other business combination, purchase of capital stock, purchase of assets, license (but excluding non-exclusive licenses entered into in the ordinary course of business), lease, tender or exchange offer, or otherwise (each of the foregoing, a “Restricted Transaction”); (ii) disclose, in connection with a Restricted Transaction, any nonpublic information to any Person other than Parent or its Representatives concerning Company’s business or properties or afford to any Person other than Parent or its Representatives access to its properties, books, or records, except as required by law or in accordance with a governmental request for information; (iii) enter into or execute any agreement relating to a Restricted Transaction; or (iv) make or authorize any public statement, recommendation, or solicitation in support of any Restricted Transaction or any offer or proposal relating to a Restricted Transaction other than with respect to the Merger. If Company is contacted by any third party expressing an interest in discussing a Restricted Transaction, Company will promptly, but in no event later than 24 hours following Company’s knowledge of such contact, notify Parent in writing of such contact and the identity of the party so contacting Company and any information conveyed to Company by such third party in connection with such contact or relating to such Restricted Transaction, and will promptly, but in no event later than 24 hours, advise Parent of any material modification or proposed modification thereto; provided, however, before Company Stockholder Approval, in each case, if and to the extent that (a) Company’s board of directors determines in good faith by resolution duly adopted, after consultation with Company’s outside legal counsel and Company’s financial advisor, that such Restricted Transaction is, or could reasonably be expected to lead to, a Superior Proposal (as defined hereafter), and (b) Company’s board of directors determines in good faith by resolution duly adopted, after consultation with Company’s outside legal counsel, that the failure to participate in such discussions, disclose such nonpublic information, provide such access to its properties, books, or records, enter into any agreement relating to such Restricted Transaction, or make or authorize any public statement relating to any Restricted Transaction or any offer or proposal relating to a Restricted Transaction would be inconsistent with the fiduciary duties of Company’s board of directors under applicable law, then Company may participate in discussions regarding such Restricted Transaction, provide non-public information with respect to Company, afford access to the properties, books, or records of Company, enter into any agreement relating to such Restricted Transaction, or make or authorize any public statement relating to any Restricted Transaction or any offer or proposal relating to a Restricted Transaction, as applicable.
          (b) Neither the board of directors of Company nor any committee thereof will directly or indirectly (i) (A) withdraw (or amend or modify in a manner adverse to Parent), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the approval, recommendation, or declaration of advisability by the board of directors of Company or any such committee thereof of this Agreement, the Merger, or the Transactions, or (B) recommend, adopt, or approve, or propose publicly to recommend, adopt, or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Change of Recommendation”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow Company or any subsidiary of Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement, or understanding (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal or (B) requiring it to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement. Despite the foregoing, until Company Stockholder Approval is obtained, and subject to Company’s compliance at all times with the other provisions of this Section 4.1.2, the board of directors of Company may make a Change of Recommendation if such board of directors determines in good faith by resolution duly adopted, after consultation with outside legal counsel, that it is required to do so in order to comply with its fiduciary duties to the stockholders of Company under applicable law. Company will provide Parent with forty eight (48) hours’ prior notice of any meeting of Company’s board of directors at which the board of directors is reasonably expected to take action with respect to any Acquisition Proposal or Change of Recommendation.
          (c) “Acquisition Proposal” means any inquiry, proposal, or offer from any Person relating to, or that could reasonably be expected to, lead to a Restricted Transaction. For purposes of this Agreement, “Superior Proposal” means any unsolicited proposal made by a third party to acquire, directly or indirectly, substantially all of the equity securities of Company entitled to vote generally in the election of directors or substantially all of the assets of Company, on terms which Company’s board of directors reasonably believes (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to its stockholders than the Merger and the Transactions.
     4.2 Breach of Representations and Warranties; Notification; Access to Information.
          (a) From the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.1 hereof, Company will (i) confer with Parent and its respective Representatives, at such times as they may request, about operational and integration matters to the extent permitted by law, and (ii) in the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute a breach of any of the representations and warranties in Section 3.1, give detailed written notice thereof to Parent and use commercially reasonable efforts to promptly remedy any such material breach or inaccuracy. Without limiting the generality of the foregoing, Company will promptly notify Parent of (A) any discussions or actions (of any type, preliminary or otherwise) relating to bankruptcy of Company, (B) any complaints, investigations, or hearings (or communications indicating that any complaints, investigations, or hearings may be contemplated) of any Governmental Entity (for which Company has received written or oral notice), (C) any loss of or damage to any material property owned by Company, (D) any change in material existing relationships with outside third parties (for which Company has received written or oral notice), (E) the institution or threat of any litigation that could affect Company, (F) the failure of Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it in accordance with this Agreement, or (G) any other matter that could result, individually or in the aggregate, in a Company Material Adverse Effect.
          (b) Subject to appropriate restrictions on access to information that Company determines in good faith to be proprietary, or competitively sensitive and any applicable law that restricts Company from disclosing information related to Company’s employees or customers, Company will, subject to applicable law, afford Parent and its respective Representatives reasonable access during normal business hours during the period prior to the Effective Time to (i) Company’s properties, books, contracts, commitments, communications (including e-mail), and records, and (ii) all other information concerning the business, properties, and personnel of Company, as Parent may reasonably request that is necessary to complete the Transactions and prepare for an orderly transition of operations after the Effective Time. Company agrees to provide to Parent and its Representatives copies of monthly internal financial statements within 30 days of completion of such month (which monthly statements will be subject to audit adjustment, including audit adjustments for FASB Statement No. 123R, “Accounting for Stock-Based Compensation”, FASB Statement No. 109, “Accounting for Income Taxes”, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, FASB Statement No. 157, “Fair Value Measurements” and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”). No information or knowledge obtained in any investigation in accordance with this Section 4.2 will affect or be deemed to modify any representation or warranty in this Agreement or the conditions to the obligations of Parent to consummate the Merger. Any access to Company’s properties will be subject to Company’s reasonable security measures and insurance requirements and will not include the right to perform any “invasive” testing. Company will permit Parent’s Representatives to meet with the officers of Company responsible for the financial statements and internal controls of Company and its subsidiaries to discuss such matters as Parent may deem reasonably necessary or appropriate to satisfy its obligations under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 and any rules and regulations relating thereto.
     4.3 Tax Returns. Prior to the Closing Date, Company will properly and timely file or cause to be filed all Returns with respect to Company and any of its subsidiaries that are due prior to the Closing Date and will pay (or cause any applicable subsidiaries to pay) all taxes required to be paid for the period. All such Returns will be prepared consistent with past practice to the extent consistent with applicable law. Company will (i) notify Parent promptly if Company receives written notice of any tax audit, the assessment of any tax, the assertion of any tax lien, or any request, notice, or demand for taxes by any taxing authority, and (ii) provide Parent a description of any such matter in reasonable detail (including a copy of any written materials received from the taxing authority). Company will not (v) amend any Return previously filed, (w) incur any obligation to make any payment of, or in respect of, any material amount of taxes, except in the ordinary course of business, (x) make or revoke any material tax election that may affect Company, (y) agree to extend or waive the statutory period of limitations for the assessment or collection of any material amount of taxes, or (z) enter into any agreement or settlement with respect to any tax without the approval of Parent, which will not be unreasonably withheld or delayed.
     4.4 Stockholder Approval; Notice to Holders of Company Shares. Company will obtain irrevocable consents in the form set forth on Exhibit 4.4 hereto approving the Merger from holders of not less than eighty-nine percent (89%) of the Company Shares that are outstanding on the record date for the determination of those shares entitled to vote for or against the Merger (“Record Date Holders”) and will provide Parent with a certificate signed by Company’s secretary or another officer as to the delivery of such consents to Company, and that such consents have been filed in the minutes of the proceedings of Company’s stockholders. On the earlier of five business days after receiving such consents from eighty-nine percent (89%) of the Record Date Holders and August 13, 2007, Company will provide notice to all Record Date Holders that have not approved the Merger, which notice will comply with Sections 228 and 262 of the DGCL.
     4.5 Intellectual Property Filings Schedule.

     Within five business days after the date of this Agreement, Company shall provide Parent with a list accurately identifying and describing each filing, payment, and action that is necessary on or prior to the date that is 120 days after the date of this Agreement in order to maintain each of Company’s patent applications, mask works, registered trademarks and copyright registrations in full force and effect.
ARTICLE V
COVENANTS OF PARENT
     During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent agrees (except as expressly contemplated by this Agreement or with Company’s prior written consent, which will not be unreasonably withheld) that:
     5.1 Breach of Representations and Warranties. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute a breach of any of the representations and warranties set forth in Section 3.2, Parent will give detailed notice thereof to Company and will use commercially reasonable efforts to prevent or promptly remedy such breach or inaccuracy.
ARTICLE VI
ADDITIONAL AGREEMENTS
     In addition to the foregoing, Parent and Company each agree to take the following actions after the execution of this Agreement.
     6.1 Non-Disclosure Agreement. Company and Parent agree that the Mutual Non-Disclosure Agreement by and among Company and Parent dated June 21, 2006 (“Non-Disclosure Agreement”) will continue in full force and effect and will be applicable to all proprietary or confidential information exchanged in connection with this Agreement and the Transactions.
     6.2 Legal Conditions to the Merger; Commercially Reasonable Efforts. Each of Parent, Acquisition Sub, and Company (a) will take all commercially reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon the other, (b) will take, and will cause its respective subsidiaries to take, all commercially reasonable actions to obtain (and to cooperate with the other parties in obtaining) any Government Consent or any consent of any third party required to be obtained or made by Company or Parent or their respective subsidiaries in connection with the Merger and (c) otherwise use commercially reasonable efforts to effect the Transactions and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement.
     6.3 HSR Act Filings.
          6.3.1 Filings and Cooperation. Each of Parent and Company will take all reasonable steps to: (i) promptly, but in any event no later than five business days after the date of this Agreement, make or cause to be made the filings required of such party or any of its affiliates or subsidiaries under the HSR Act with respect to the Merger and Transactions (and request early termination therein); (ii) promptly, but in any event no later than five business days after the date of this Agreement, make or cause to be made any other filings with all foreign Governmental Entities in any jurisdiction in which the parties believe it is necessary or advisable; (iii) comply in a timely manner with any request under any Antitrust Laws (as defined in Section 6.3.2) for additional information, documents, or other material received by such party or any of its affiliates or subsidiaries from the Federal Trade Commission or the Department of Justice or other Governmental Entity in respect of such filings, the Merger, or the Transactions; and (iv) subject to Section 6.3.2, cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws with respect to any such filing, the Merger, or the Transactions. With regard to any communication with any Governmental Entity regarding such filings, each party will inform the other party: (i) prior to delivering any material communication to a Governmental Entity, (ii) promptly after receiving any material communication from a Governmental Entity, and (iii) prior to entering into any proposed understanding, undertaking, or agreement with any Governmental Entity regarding any such filings, the Merger, or the Transactions. Neither party will participate in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate; provided however that nothing herein will preclude Parent from participating in discussions with a Governmental Entity without participation by Company where the discussions are initiated by the Governmental Entity, or where the subject matter in the reasonable judgment of Parent cannot be effectively discussed in the presence of Company.
          6.3.2 Objections. Each of Parent and Company will take all reasonable steps to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Merger or the Transactions under the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other federal, state, or foreign statutes, rules, regulations, orders, or decrees that are designed to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, and, if by mutual agreement Parent and Company decide that litigation is in their best interests, each of Parent and Company will cooperate to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger. Each of Parent and Company will take such reasonable action as may be required to cause the expiration or termination of the notice periods under the HSR Act or other Antitrust Laws with respect to the Merger and the Transactions as promptly as possible after the execution of this Agreement. Despite anything to the contrary in this Section 6.3.2 or in Section 6.3.1, (a) neither Parent nor any of its subsidiaries will be required to divest any of their respective businesses, product lines, or assets, or to take or agree to take any other action or agree to any limitation that would have a Parent Material Adverse Effect or a material adverse effect on the business of Parent, either on a stand-alone basis or as combined with the business of the Surviving Corporation after the Closing, (b) neither Company nor its subsidiaries will be required to divest any of their respective businesses, product lines, or assets, or to take or agree to take any other action or agree to any limitation that would have a Company Material Adverse Effect, provided that this clause (b) will not be read to apply to actions acceptable to Parent which are required to be taken after the Closing, and (c) without the prior written consent of Parent, neither Company nor its subsidiaries shall divest or agree to divest any business, product line, or asset, or take or agree to take any other action or agree to any limitation that would have a Company Material Adverse Effect.
     6.4 Expenses. All costs and expenses incurred in connection with this Agreement and the Transactions will be paid by the party incurring such expense.

     6.5 Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, and franchises of Company or Acquisition Sub, the proper officers and directors of each corporation that is a party to this Agreement will take all such action.
     6.6 Public Announcements. The initial press release regarding the Transactions will be a joint press release to be mutually agreed upon between Parent and Company. Following the initial press release and prior to Closing, neither Parent nor Company will make any public announcement concerning this Agreement and the Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). Nothing in this Agreement will prevent Parent or Company at any time from furnishing any information to any Governmental Entity or from issuing any release, each as required by law, in which circumstance Parent or Company, as applicable, will make commercially reasonable efforts to consult with the other party in advance to the extent practicable and in any event will notify the other party as soon as practicable. Company will not make any communication to customers without first consulting with and receiving the consent of Parent (which consent shall not be unreasonably withheld or delayed).
     6.7 Employee Matters.
          (a) Company will cooperate with Parent with regard to the recruitment and hiring of Company’s current employees by Parent or continuing employment with Company. Company will present offers of continued employment to such employees of Company designated by Parent. Such offers will be in a form acceptable to Parent and will be presented in a manner and at times acceptable to Parent. Except as expressly agreed to in writing by Acquisition Sub or Parent, no specific terms and conditions of employment, including terms and conditions pertaining to length of employment, are guaranteed; provided that Parent will provide or cause to be provided, to each person who after Closing remains an employee of Company or becomes an employee of Parent, employee benefit programs that are, in the aggregate, not less favorable than those provided to such employee immediately prior to the Closing. For purposes of clarification, nothing in this Agreement will limit Parent’s right to change its employee benefit programs. Company will use commercially reasonable efforts to assist Parent with its recruitment efforts and to satisfy the requirements of Section 7.2.6 prior to Closing.
          (b) Company will cooperate with Parent to develop appropriate communications to Company employees regarding the Transactions and a transition plan in contemplation of Closing, including delivering other notices to employees as requested by Parent.
          (c) At Parent’s request and immediately prior to the Effective Time (but subject to the occurrence of the Effective Time), Company will terminate or cause to be terminated any or all of the Plans set forth in Section 3.1.13 of the Company Disclosure Schedule that are intended to be qualified within the meaning of Code Section 401(a), with such termination to be effective immediately prior to the Effective Time; provided that such termination will be contingent upon consummation of the Merger. Additionally, at Parent’s request, and prior to the Effective Time, Company will terminate or cause to be terminated or amend or cause to be amended any or all other employee benefit plans, policies, and arrangements set forth in Section 3.1.13 of the Company Disclosure Schedule, in such manner as Parent may reasonably direct, with any such termination or amendment to be effective immediately prior to the Effective Time and subject to the occurrence of the Effective Time.

     6.8 Directors and Officers Indemnification and Insurance.
          (a) The Surviving Corporation’s certificate of incorporation and bylaws will contain provisions no less favorable with respect to exculpation from liabilities and indemnification of the present or former directors or officers than are currently provided in the Company’s Certificate of Incorporation and Bylaws, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals for a period of six years after the Closing Date or unless such amendment, modification or repeal is required by applicable law.
          (b) Without limiting any additional rights that any Person may have, from and after the Effective Time and for a period of six years after the Closing Date, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer and director of the Company and its subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of, pertaining to or in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any subsidiary, or of another entity if such service was at the request of or for the benefit of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent Company or the Surviving Corporation, as applicable, is permitted to do so under applicable law and the Certificate of Incorporation or Bylaws as at the date hereof. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the Company or the Surviving Corporation, as applicable, to the same extent such Persons have the right to advancement of expenses from the Company as of the date of this Agreement pursuant to the Certificate of Incorporation and Bylaws (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification), and Parent shall cause Company and the Surviving Corporation to provide such advancement of expenses.
          (c) This Section 6.8 will survive the consummation of the Merger and, notwithstanding Section 10.4, is intended to benefit, and will be enforceable by, any Indemnified Party (whether or not parties to this Agreement). If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the applicable obligations set forth in this Section 6.8.
     6.9 Tax Matters.
          (a) Returns and Payments. Company shall prepare and file or otherwise furnish in proper form to the appropriate taxing authority (or cause to be prepared and filed or so furnished) in a timely manner all Returns relating to Company and its subsidiaries that are due after the Closing Date. Returns of Company and its subsidiaries not yet filed for any taxable period that begins before the Closing Date shall be prepared in a manner consistent with past practices employed with respect to Company and its subsidiaries (except to the extent that counsel for Company renders a legal opinion that there is no reasonable basis in law therefor). With respect to any such Return required to be filed by Company after the Closing that relates to any taxable periods ended on or prior to the Closing Date and the portion of taxes of Company attributable to the portion of any Straddle Period beginning as of the first day of such Straddle Period and ending as of the end of the Closing Date (a “Pre-Closing Period”), Parent shall cause the Surviving Corporation to provide the Stockholders’ Representative, at least twenty (20) business days prior to the due date (including any extension thereof) for the filing of such Return, with a draft of such completed Return, together with all appropriate supporting information and schedules, for the review and approval of the Stockholders’ Representative (which shall not be unreasonably withheld).
          (b) Refunds. After the Closing, any tax refund (including any interest with respect thereto) relating to Company or any subsidiary for any Pre-Closing Period shall be the property of the holders of Company Shares and if received by or credited to the Parent, the Surviving Corporation or any subsidiary will be paid over promptly to the Stockholders’ Representative to distribute to the holders of Company Shares. At the request of the Stockholders’ Representative in writing prior to the 12 month anniversary of the Closing Date, and provided that the holders of Company Shares agree to bear all of Company’s out-of-pocket expenses with respect to such claim, Company shall file any claim for refund for taxes for a Pre-Closing Period.
          (c) Contests.
               (i) After the Closing and continuing through the period during which holders of Company Shares are required to indemnify Parent and the Surviving Corporation pursuant to Article VIII, Parent shall promptly notify the Stockholder’s Representative in writing of (A) the commencement of any audit, investigation or administrative or judicial proceeding relating to any tax of Company, any subsidiary or any holder of Company Shares for any Pre-Closing Period and (B) any notice of a proposed assessment or claim in an audit, investigation or administrative or judicial proceeding relating to any tax for any Pre-Closing Period of Company, any subsidiary or any holder of Company Shares; provided, however, that the failure to give such notice will not affect Parent’s right to indemnification except to the extent, if any, that such failure materially prejudices the holders of Company Shares’ ability to contest the tax liability in question.
               (ii) In the case of an audit, investigation or administrative or judicial proceeding that relates to any tax of Company or any of its subsidiaries for any Pre-Closing Period, the Stockholders’ Representative shall have the right at its expense to control the conduct, defense and settlement of any such audit, investigation or proceeding; provided, however, that the Stockholders’ Representative shall not settle any such audit, investigation or proceeding in a manner that would materially affect the taxes of Company or its subsidiaries in any period after the Closing, without the consent of Company, which shall not be unreasonably withheld or delayed; provided, further, however, that the Stockholders’ Representatives’ rights contained in this Section 6.9(c)(ii) shall apply only to tax matters with respect to which holders of Company Shares are required to indemnify Parent and Surviving Corporation pursuant to Article VIII.
               (iii) Except as provided otherwise in this Section 6.9, following the Closing, Parent will have the sole right to conduct any tax audit or other tax contest relating to Company.
          (d) Tax Cooperation and Exchange of Information. After the Closing, the holders of Company Shares and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the other (and Parent shall cause Company and its subsidiaries to provide such cooperation and information) in (A) filing any Return, (B) determining a liability for taxes or a right to a refund of taxes or (C) participating in or conducting any audit or other proceeding in respect of taxes, in each case with respect to Pre-Closing Periods. Such cooperation and information shall include providing copies of relevant Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The holders of Company Shares and Parent shall make themselves (and their respective employees, including the employees of Company and its subsidiaries) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.9(d). Any information obtained under this Section 6.9(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Returns or claims for refund or in conducting an audit or other proceeding.
          (e) Miscellaneous. From and after the date of this Agreement, Company and its subsidiaries shall not (and, after the Closing, Parent shall cause Surviving Corporation and each of its subsidiaries not to), without the prior written consent of the Stockholders’ Representative (which shall not be unreasonably withheld or delayed), (i) make, or cause or permit to be made, any amendment to any Return that would affect Company or any of its subsidiaries for any Pre-Closing Period for which the holders of Company Shares are required to indemnify Parent and Surviving Corporation pursuant to Article VIII or (ii) take or fail to take any action if the taking (or failing to take, as the case may be) of such action would reasonably be expected to cause the initiation of any audit, investigation or administrative or judicial proceeding with respect to the liability of Company or any of its subsidiaries for taxes in any Pre-Closing Period for which the holders of Company Shares are required to indemnify Parent and Surviving Corporation pursuant to Article VIII.
ARTICLE VII
CONDITIONS PRECEDENT
     7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate the Merger are subject to the satisfaction, or to the extent permitted by applicable law, the written waiver at or prior to the Effective Time, of each of the following conditions:
          7.1.1 Stockholder Approval. This Agreement and the Transactions will have received Company Stockholder Approval.
          7.1.2 HSR Waiting Period. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.
          7.1.3 No Order. No Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary, or permanent) that (i) is in effect, and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger (which illegality or prohibition would have a material impact on Company if the Merger were consummated notwithstanding such statute, rule, regulation, executive order, decree, injunction, or other order).
     7.2 Conditions of Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
          7.2.1 Representations and Warranties of Company. The representations and warranties of Company in this Agreement will be true and correct in all respects on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except (a) to the extent the failure of such representations and warranties of Company to be true and correct has not resulted, individually or in the aggregate, in a Company Material Adverse Effect and (b) for those representations and warranties which address matters only as of a particular date will have been true and correct only on such date), it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” in such representations and warranties will be disregarded. Parent and Acquisition Sub will have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.
          7.2.2 Performance of Obligations of Company. Company will have performed in all material respects all agreements and covenants required to be performed by it under this Agreement prior to the Closing Date. Parent will have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.
          7.2.3 No Company Material Adverse Effect. From the date of this Agreement until the Closing Date, there has been no change, event, circumstance or development that resulted, individually or in the aggregate, in a Company Material Adverse Effect, and Parent will have received a certificate to that effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.
          7.2.4 Legal Action. There will not be pending any action, proceeding, or other application brought by any Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Transactions, or seeking to obtain any material damages in connection therewith; or (ii) seeking to prohibit or impose any material limitations on Parent’s or Surviving Corporation’s ownership or operation of all or any portion of Company’s business or to compel Parent or Surviving Corporation to dispose of or hold separate all or any material portion of the assets of Company as a result of the Transactions.
          7.2.5 Resignations; Stock Transfer. Parent will have received the resignations of all of the officers and directors of Company and any subsidiaries thereof (which resignations, other than the right to serve as an officer or director, will not impair the rights of any officer or director). All of the outstanding stock of Company’s Singapore subsidiary will have been transferred to Company and Company will be the sole stockholder of its Singapore subsidiary.
          7.2.6 Certain Employees. As of immediately prior to Closing, (i) each individual listed as a “Tier 1 Employee” in Schedule 7.2.6 who has received an offer letter or employment agreement from Parent offering employment with Parent or continued employment with Company with Parent’s approval, that provides for compensation and benefits no less favorable than those possessed by such Tier 1 Employee immediately prior to Closing will have executed such offer letter or employment agreement and (ii) at least 50% of the individuals listed as a “Tier 2 Employee” in Schedule 7.2.6 will be employed by Company and will not have taken any action or expressed any intent to terminate or modify such employment, and will have in place all certifications, clearances, and authorizations required to perform his or her duties.
          7.2.7 Noncompetition Agreement; Assignment of Rights to Company Intellectual Property. Chin-Cheng Wu will have executed and will not have taken any action or expressed any intent to terminate or modify (a) a non-competition and non-solicitation agreement with Parent substantially in the form attached hereto as Exhibit 7.2.7, and (b) an assignment of rights to intellectual property in a form reasonably acceptable to Parent.
          7.2.8 Opinion of Counsel. Parent will have received an opinion dated as of the Closing Date of Skadden, Arps, Slate, Meagher & Flom LLP reasonably satisfactory to Parent, substantially in the form attached hereto as Exhibit 7.2.8.

          7.2.9 Escrow Agreement. Stockholders’ Representative will have executed and delivered the Escrow Agreement.
          7.2.10 Deliveries. Company will have delivered to Parent (i) an unaudited balance sheet of Company as of month-end for the month immediately preceding the month of Closing (or as of month-end for the month that is 2 months preceding the month of Closing if Closing occurs on any of the first 10 business days of a month) (in either case, the “Pre-Closing Balance Sheet Date”), and the related unaudited statements of income, changes in owner’s equity, and cash flow from the period from December 31, 2006 until the Pre-Closing Balance Sheet Date and (ii) an updated Section 3.1.2 of the Company Disclosure Schedule, current as of the Closing Date. All minute books of Company and its subsidiaries will be delivered to Parent or held at Company’s headquarters for Parent to take possession of at Closing.
          7.2.11 Appraisal Rights. At least eighty-nine percent (89%) of the Record Date Holders will have effectively withdrawn or lost their appraisal rights in accordance with the DGCL such that it is not possible for more than eleven percent (11%) of the Record Date Holders to demand and perfect appraisal rights.
          7.2.12 FIRPTA Certificate. Company will have delivered to Parent a duly authorized and executed certificate stating that no interest in the Company is a United States real property interest within the meaning of Section 897 of the Code, which certificate (and delivery thereof) will comply in all respects with the requirements set forth in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h).
     7.3 Conditions of Obligation of Company. The obligation of Company to consummate the Merger is subject to the satisfaction, or to the extent permitted by applicable law, the written waiver at or prior to the Effective Time of each of the following conditions:
          7.3.1 Representations and Warranties of Parent and Acquisition Sub. The representations and warranties of Parent and Acquisition Sub contained in this Agreement will be true and correct in all respects on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except (a) to the extent the failure of such representations and warranties of Parent and Acquisition Sub to be true and correct has not resulted, individually or in the aggregate, in a Parent Material Adverse Effect and (b) for those representations and warranties which address matters only as of a particular date will have been true and correct only on such date) it being understood that for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” in such representations and warranties will be disregarded. Company will have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized officer of Parent and a certificate with respect to the foregoing signed on behalf of Acquisition Sub, with respect to the representations and warranties of Acquisition Sub, by an authorized officer of Acquisition Sub.
          7.3.2 Performance of Obligations of Parent and Acquisition Sub. Parent and Acquisition Sub will have performed in all material respects all agreements and covenants required to be performed by them under this Agreement prior to the Closing Date, and Company will have received a certificate signed on behalf of Parent and Acquisition Sub by an authorized officer of Parent and Acquisition Sub to such effect.

          7.3.3 Escrow Agreement. Parent will have executed and delivered the Escrow Agreement.
ARTICLE VIII
INDEMNIFICATION
     8.1 Indemnification Relating to Agreement.
          (a) Subject to the limitations set forth in this Article VIII, the holders of the Company Shares jointly and severally will defend, indemnify, and hold Parent and Surviving Corporation harmless from and against, and reimburse Parent and Surviving Corporation with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, fines, costs, and expenses (including reasonable attorneys’ fees) (“Parent Indemnifiable Amounts”) of every nature whatsoever incurred by Parent and Surviving Corporation by reason of or arising out of or in connection with (i) any breach, or any claim (including claims by parties other than Parent) that if true, would constitute a breach of any representation or warranty of Company in this Agreement (as modified by the Company Disclosure Schedule as of the date hereof), (ii) any breach of any agreement or covenant required by this Agreement to be performed by Company, (iii) all taxes of Company relating to any Pre-Closing Period (calculated in the manner set forth in Section 8.8 (Straddle Period)), (iv) the amount of all Transaction Expenses in excess of the amount of Transaction Expenses contained on the final Schedule 2.1.3 approved in writing by Parent and Company before Closing and (v) Parent or Surviving Corporation providing indemnification under Section 6.8 hereunder to any Indemnified Party to the extent such indemnification relates to an act or omission by the Indemnified Party that gives rise to a Parent Indemnifiable Amount under (i) or (ii) above; in each case of (i) and (ii) above, without giving effect to any “materiality” limitations or references to “Company Material Adverse Effect” or “material adverse effect” set forth therein. Any payment to Parent in accordance with this Article VIII will be treated for tax purposes as an adjustment to the consideration for the Company Shares.
          (b) Subject to the limitations set forth in this Article VIII, Parent and the Surviving Corporation jointly and severally will defend, indemnify, and hold the holders of Company Shares harmless from and against, and reimburse the holders of Company Shares with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, fines, costs, and expenses (including reasonable attorneys’ fees) (“Stockholder Indemnifiable Amounts”) of every nature whatsoever incurred by the holders of Company Shares (in their capacities as holders of Company Shares) by reason of or arising out of or in connection with (i) any breach, or any claim (including claims by parties other than the holders of Company Shares) that if true, would constitute a breach of any representation or warranty of Parent or Acquisition Sub in this Agreement, or (ii) any breach of any agreement or covenant required by this Agreement to be performed by Parent. Any payment to the holders of Company Shares in accordance with this Article VIII will be treated for tax purposes as an adjustment to the consideration for the Company Shares.
     8.2 Third Party Claims.
          (a) Despite anything to the contrary in this Agreement or in the Escrow Agreement, whenever a party to this Agreement that may be entitled to indemnification under this Article VIII (“Indemnitee”) receives a written notice that a claim or demand has been asserted or threatened by a third party (“Third Party Claim”) for which the Indemnitee may seek indemnification hereunder (other than claims or demands covered by Section 6.9), the Indemnitee will notify the party from which the Indemnitee is seeking indemnification (“Indemnitor”) of such claim or demand and of the related facts within the Indemnitee’s knowledge within a reasonable time after receiving such written notice; provided, however, that no delay on the part of the Indemnitee in notifying the Indemnitor shall relieve the

Indemnitor from any obligation hereunder except to the extent the Indemnitor is materially prejudiced thereby.
          (b) Subject to Section 8.2(c), the Indemnitor shall have the right, at its option, to assume the defense of any Third Party Claim with counsel of its own choosing. If the Indemnitor elects to assume the defense of such Third Party Claim as aforesaid, then:
               (i) except as set forth in Section 8.2(c), the Indemnitor shall not be required to pay or otherwise indemnify the Indemnitee for any attorneys’ fees incurred by the Indemnitee in connection with such Third Party Claim following the Indemnitor’s election to assume the defense of such Third Party Claim, unless (A) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Indemnitee or other Indemnitees that are not available to the Indemnitor; or (B) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that, with respect to such Third Party Claim, the Indemnitee and the Indemnitor may have different, conflicting, or adverse legal positions or interests;
               (ii) the Indemnitee shall make available to the Indemnitor all personnel, books, records and other documents of the Surviving Corporation and materials that are under the direct or indirect control of the Indemnitee or any of the Indemnitee’s agents and that the Indemnitor considers necessary or desirable for the defense of such Third Party Claim;
               (iii) the Indemnitee shall otherwise cooperate as reasonably requested by the Indemnitor in the defense of such Third Party Claim;
               (iv) the Indemnitee shall not admit any liability with respect to such Third Party Claim; and
               (v) the Indemnitor shall not, without the written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, settle or compromise any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnitee is an actual or potential party to such Third Party Claim) or consent to the entry of any judgment (A) which does not, to the extent that the Indemnitee or any of its affiliates may have any liability with respect to such Third Party Claim, include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release of the Indemnitee and its affiliates from all liability in respect of such Third Party Claim, (B) which includes any statement as to or an admission of fact, culpability or a failure to act, by or on behalf of the Indemnitee or any of its affiliates or (C) in any manner that involves any injunctive relief against the Indemnitee or any of its affiliates or may materially and adversely affect the Indemnitee or any of its affiliates.
          (c) If (i) the Indemnitor (A) elects not to assume the defense of or fails to confirm its obligation to indemnify for any such Third Party Claim, (B) fails to commence defending the Third Party Claim within ten days after receiving notice of such Third Party Claim, or (C) fails to defend diligently the action or proceeding within ten days after receiving notice of such failure from the Indemnitee; or (ii) the Third Party Claim relates to a claim for infringement of intellectual property rights or that could give rise to damages in excess of $5 million, then the Indemnitee will have the right to conduct and control, through counsel of its own choosing such Third Party Claim and the Indemnitor shall be required to pay or otherwise indemnify the Indemnitee against any attorneys’ fees incurred by the Indemnitee in connection with such Third Party Claim; provided, however, that the Indemnitee shall not settle, adjust or compromise such Third Party Claim, or admit any liability with respect to such Third Party Claim, without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed. In the event the Indemnitee conducts and controls a Third Party Claim, the Indemnitor will have the same obligations pursuant to Sections 8.2(b)(ii)-(iv) as the Indemnitee would have in a Third Party Claim controlled by the Indemnitor.
          (d) The Stockholders’ Representative will act on behalf of the holders of Company Shares with respect to all matters hereunder, including with respect to the provision or receipt of any and all notices under this Section 8.2.
     8.3 Binding Effect. The indemnification provisions in this Article VIII are an integral part of this Agreement and Merger in the absence of which Parent would not have entered into this Agreement.
     8.4 Time Limit.
          (a) Except as set forth in Section 8.4(b), the representations and warranties set forth in this Agreement will survive Closing and will continue until the 12 month anniversary of the Closing Date (“Termination Date”), at which time all representations and warranties and the associated rights of indemnification will expire, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).
          (b) Despite Section 8.4(a), (i) no time limit will apply for indemnification arising from fraud, willful breach, or intentional misrepresentation by Company, the holders of Company Shares, Parent or Acquisition Sub; and (ii) the representations and warranties in Section 3.1.2 (Capital Structure), Section 3.1.3 (Authority), Section 3.2.2 (Authority), and Section 3.1.18 (Taxes), together with the associated rights of indemnification, will survive the Closing hereunder and continue in full force and effect until the sixth anniversary of the Closing.
          (c) Each of the covenants and agreements contained in this Agreement will survive the Closing and continue in full force and effect until performed in accordance with their terms.
     8.5 Limitations.
          (a) Except as set forth in this Section 8.5(a), despite any other provision in this Article VIII, with respect to indemnification under Section 8.1(a)(i) Parent will be entitled to indemnification thereunder only: (i) if the aggregate Parent Indemnifiable Amounts exceed $1,000,000 (the “Parent Threshold Amount”), in which event Parent will be entitled to indemnification, but only to the extent that the aggregate Parent Indemnifiable Amounts exceed the Parent Threshold Amount; and (ii) to the extent that the aggregate Parent Indemnifiable Amounts do not exceed the Escrow Amount. The limitations of this Section 8.5(a) do not apply to, and any calculation of the Parent Threshold Amount as it relates to other Parent Indemnifiable Amounts will not include, Parent Indemnifiable Amounts arising out of (i) fraud, willful breach, or intentional misrepresentation by Company or the holders of Company Shares; or (ii) any breaches of representations and warranties in Section 3.1.2 (Capital Structure), Section 3.1.3 (Authority), and Section 3.1.18 (Taxes); and (iii) Sections 8.1(a)(ii), (iii), (iv) and (v).
          (b) Except as set forth in this Section 8.5(b), despite any other provision in this Article VIII, with respect to indemnification under Section 8.1(b)(i) the holders of Company Shares will be entitled to indemnification thereunder only: (i) if the aggregate Stockholder Indemnifiable Amounts exceed $1,000,000 (the “Stockholder Threshold Amount”), in which event the holders of Company Shares will be entitled to indemnification, but only to the extent that the aggregate Stockholder Indemnifiable Amounts exceed the Stockholder Threshold Amount; and (ii) to the extent that the aggregate Stockholder Indemnifiable Amounts do not exceed $21,000,000.00. The limitations of this Section 8.5(b) do not apply to, and any calculation of the Stockholder Threshold Amount as it relates to other Stockholder Indemnifiable Amounts will not include, Stockholder Indemnifiable Amounts arising out of (i) fraud, willful breach, or intentional misrepresentation by Parent or Acquisition Sub; (ii) any breaches of representations and warranties in Section 3.2.2 (Authority); and (iii) Section 8.1(b)(ii).
     8.6 Contribution. Holders of Company Shares will have no right of contribution from the Surviving Corporation for liabilities for such holders’ obligations under this Article VIII.
     8.7 Exclusive Remedy.
          (a) With the exception of claims based upon fraud, willful breach, or intentional misrepresentation, and claims under Section 8.1(iii) and (iv), from and after the Effective Time, resort to indemnification under this Article VIII will be the exclusive right and remedy of Parent and Surviving Corporation for Parent Indemnifiable Amounts or other damages under this Agreement (it being understood that nothing in this Section 8.7 or elsewhere in this Agreement will affect Parent’s or Surviving Corporation’s rights to equitable remedies to the extent available).
          (b) With the exception of claims based upon fraud, willful breach, or intentional misrepresentation, from and after the Effective Time, resort to indemnification under this Article VIII will be the exclusive right and remedy of the holders of Company Shares for Stockholder Indemnifiable Amounts or other damages under this Agreement (it being understood that nothing in this Section 8.7 or elsewhere in this Agreement will affect the rights of holders of Company Shares to equitable remedies to the extent available).
     8.8 Straddle Period. For purposes of Section 8.1(iii), in the case of any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the amount of any taxes based on or measured by income or receipts of Company deemed to relate to a Pre-Closing Period will be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other taxes of Company for a Straddle Period which relate to a Pre-Closing Period will be deemed to be the amount of such tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.
ARTICLE IX
TERMINATION, AMENDMENT, AND WAIVER
     9.1 Termination. Despite anything in this Agreement to the contrary, this Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:
          (a) by mutual written consent of Parent and Company, duly authorized by Parent and by the board of directors of Company;
          (b) by either Parent or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or agreement contained in this Agreement) if (i) there has been a material breach by the non-terminating party of any representation, warranty, covenant, or agreement as set forth in the Agreement that results in the closing conditions in Article VII in the terminating party’s favor not being capable of being met by the date set forth in Section 9.1(c) below or (ii) if any representation or warranty of the non-terminating party is or has been untrue or inaccurate such that, in the aggregate, such untruths or inaccuracies would result, or reasonably be expected to result, in a Company Material Adverse Effect or a material adverse effect on a party’s ability to consummate the Transactions; provided, however, that if in each case such breach is curable, then this Agreement may not be terminated under this Section 9.1(b) until the earlier of (x) 30 days after delivery of written notice of such untruth or inaccuracy or breach, or (y) the date on which the non-terminating party ceases to exercise commercially reasonable efforts to cure such untruth or inaccuracy or breach;
          (c) by either Parent or Company if the Merger has not been consummated prior to October 31, 2007 (the “Outside Date”); provided, however, that the Outside Date will be extended for an additional 90 days at the request of either Company or Parent if the Department of Justice or the Federal Trade Commission makes a Request for Additional Information and Documentary Materials in accordance with the HSR Act or in the event of comparable formal investigatory proceedings or statements of objection in accordance with the laws of the European Union or any other foreign Governmental Entity or in the event of litigation by any Governmental Entity; provided, further, that the right to terminate this Agreement under this Section 9.1 will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to have been consummated on or prior to such date and such action or failure to act constitutes a breach of this Agreement;
          (d) by either Parent or Company if any permanent injunction or other order of a court or other competent authority preventing the Merger will have become final and not subject to appeal;
          (e) by Parent if the Company has not obtained and delivered to Parent within 30 minutes after the execution of this Agreement irrevocable consents (in the form set forth on Exhibit 4.4 hereto) approving the Merger from not less than seventy-five percent (75%) of the Record Date Holders (which consents will include a certificate of Company’s secretary or another officer as to the delivery of such consents to Company, and that such consents have been filed in the minutes of the proceedings of Company’s stockholders); or
          (f) by Parent if the Company has not obtained and delivered to Parent within three business days after the execution of this Agreement irrevocable consents (in the form set forth on Exhibit 4.4 hereto) approving the Merger and waiving any rights of appraisal from not less than eighty-five percent (85%) of the Record Date Holders (which consents will include a certificate of Company’s secretary or another officer as to the delivery of such consents to Company, and that such consents have been filed in the minutes of the proceedings of Company’s stockholders).
     9.2 Effect of Termination. In the event of termination of this Agreement by either Company or Parent as provided in Section 9.1, this Agreement will become void and have no effect, and there will be no liability or obligation on the part of Parent, Acquisition Sub, or Company, or their respective officers or directors, except that (i) the provisions of Sections 6.1 (Non-Disclosure Agreement), 6.6 (Public Announcements), 9.2 (Effect of Termination), 9.3 (Company Break-up Fee), 10.6 (Governing Law), 10.10 (Specific Performance), 10.12 (Submission to Jurisdiction), and 10.13 (Stockholders’ Representative) and the Non-Disclosure Agreement will survive any such termination and abandonment, and (ii) no party will be released or relieved from any liability arising from the willful breach by such party of any of its representations, warranties, covenants, or agreements as set forth in this Agreement.
     9.3 Company Break-up Fee. In the event this Agreement is terminated pursuant to Section 9.1(e) or (f), then Company will pay Parent a fee equal to $8,000,000 by wire transfer of same-day funds to an account provided in writing by Parent to Company on the date of termination of this Agreement. Company and Parent agree that this Section 9.3 is an integral part of the transactions contemplated by this Agreement and constitutes liquidated damages and not a penalty. If Company fails to promptly pay Parent any fee due under this Section 9.3, Company will pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the prime rate of interest reported as of the date of termination pursuant to Section 9.1(e) or (f) (or, if not a business day, the first business day thereafter), by The Wall Street Journal in its money rates column from the date such fee was required to be paid.
ARTICLE X
GENERAL PROVISIONS
     10.1 Notices. All notices, requests, demands, or other communications required or permitted to be given under this Agreement will be in writing and deemed given upon: (i) personal delivery, (ii) confirmed delivery by a standard overnight courier or when delivered by hand, (iii) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such address for a party as will be specified by notice given hereunder), or (iv) transmitter’s confirmation of a receipt of a facsimile transmission:
     (a) if to Parent

	or Acquisition Sub, to:	F5 Networks, Inc. 401 Elliott Avenue West Seattle, WA 98119 Attention: Jeffrey A. Christianson, Senior Vice President and General Counsel Facsimile No.: (206) 272-6897

	With a copy to:	Kirkpatrick & Lockhart Preston Gates Ellis LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 Attention: Mathew S. Topham Facsimile No.: (206) 623-7022

(b)	if to Company, to:	Acopia Networks, Inc. 41 Wellman Street Lowell, MA 01851 Attention: Christopher P. Lynch Facsimile No.: (978) 513-2990

	With a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Attention: David T. Brewster Facsimile No.: (617) 305-4825
(c) if to Stockholders’
	Representative to:	Charles River Ventures, LLC 1000 Winter Street, Suite 3300 Waltham, MA 02451 Attention:Sarah Reed, Esq. Facsimile No.: (781) 768-6100

     10.2 Interpretation. For purposes of this Agreement, “subsidiary” or “subsidiaries” means with respect to any Person, any entity or entities of which securities or other ownership interests having voting power sufficient to elect a majority of its board of directors or other governing body are at any time directly or indirectly owned by such Person. For purposes of this Agreement, “Person” means an individual, corporation, partnership, association, limited liability company, trust, estate, organization, or other entity. The words “include,” “includes,” and “including” when used in this Agreement will be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. The “knowledge of” or other derivations of “know” in this Agreement with respect to a party will mean the knowledge of the executive officers of such party, after the exercise of reasonable inquiry and investigation by such executive officers. In addition to the preceding sentence and not by way of limitation, the “knowledge of” or other derivations of “know” in this Agreement with respect to Company will include the actual knowledge of Chin-Cheng Wu. As used in this Agreement, the term “affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act. As used in this Agreement, the term “business day” means any day other than a Saturday, Sunday, or a day on which banking institutions in Seattle, Washington are permitted or obligated by law to be closed for regular banking business. The respective parties hereto and their attorneys have negotiated this Agreement and the language hereof will not be construed for or against either party, as drafter. A reference to a section, schedule, or an exhibit will mean a section in, or schedule or exhibit to, this Agreement unless otherwise explicitly set forth.
     10.3 Counterparts. This Agreement may be executed (i) in one or more partially or fully executed counterparts, each of which will be deemed an original and will bind the signatory, but all of which together will constitute the same instrument, and (ii) by facsimile. The execution and delivery of a Signature Page — Agreement and Plan of Merger, in the form annexed to this Agreement, by any party hereto who will have been furnished the final form of this Agreement will constitute the execution and delivery of this Agreement by such party.
     10.4 Miscellaneous. This Agreement, the Non-Disclosure Agreement, and the documents referred to in this Agreement (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (ii) are not intended to confer upon any other Person any rights or remedies hereunder; and (iii) will not be assigned by operation of law or otherwise except as otherwise specifically provided.
     10.5 No Joint Venture. Nothing in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee, or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section 10.5.
     10.6 Governing Law. This Agreement will be governed in all respects, including validity, interpretation, and effect, by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
     10.7 Amendment. Except as may otherwise be provided in this Agreement, any provision of this Agreement may be amended or modified by the parties hereto prior to the Closing Date, if, and only if such amendment or modification is in writing and signed on behalf of each of the parties hereto;

provided that after the approval of this Agreement by the stockholders of Company, no such amendment will be made except as allowed under applicable law.
     10.8 Extension, Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties in this Agreement or in any document delivered pursuant hereto made to such party, and (iii) waive compliance with any of the agreements, covenants, or conditions in this Agreement for the benefit of such party. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in an instrument in writing and signed by the party against whom the waiver is to be effective.
     10.9 Successors and Assigns. This Agreement will not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Acquisition Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests, and obligations hereunder to (a) Parent, or (b) Parent and one or more direct or indirect wholly-owned subsidiaries of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
     10.10 Specific Performance. The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each will be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.
     10.11 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.
     10.12 Submission to Jurisdiction. All actions and proceedings arising out of or relating to this Agreement will be heard and determined exclusively in any Delaware state or federal court sitting in New Castle County. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in New Castle County for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.
     10.13 Stockholders’ Representative.
          (a) By virtue of the Company Stockholder Approval, and without any further act of any holder of Company Shares, the holders of Company Shares will be deemed to have appointed Charles River Ventures, LLC (previously defined as the Stockholders’ Representative) as agent and attorney-in-fact for each holder of Company Shares (except such stockholders, if any, holding Appraisal Shares) for all matters relating to this Agreement, including to give and receive notices and communications; to bind the holders of Company Shares to the terms of the Escrow Agreement; to authorize delivery of cash from the Escrow Amount in satisfaction of claims by Parent or Surviving Corporation; to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; and to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing.
          (b) The Stockholders’ Representative may be changed by the holders of Company Shares from time to time upon not less than 30 days’ prior written notice to Parent, provided that holders of a majority interest of the Escrow Amount agree to such removal of Charles River Ventures, LLC and any successors thereto and to the identity of the substituted agent. A Stockholders’ Representative may resign at any time upon giving at least 30 days’ written notice to the holders of interest in the Escrow Account, except that no such resignation will become effective until the appointment of a successor Stockholders’ Representative. Upon resignation of a Stockholders’ Representative or a successor Stockholders’ Representative thereto, the holders of a majority interest of the Escrow Amount will agree on a successor Stockholders’ Representative thereto within 30 days after receiving such notice. If holders of a majority interest of the Escrow Amount fail to agree upon a successor Stockholders’ Representative within such time, the resigning Stockholders’ Representative will have the right to appoint a successor Stockholders’ Representative, or if a Stockholders’ Representative is not designated within 45 days after receipt of the initial notice, Parent will designate a successor Stockholders’ Representative. Any successor Stockholders’ Representative will execute and deliver an instrument accepting such appointment and, without further acts, will be vested with all the rights, powers, and duties of the predecessor Stockholders’ Representative as if originally named as Stockholders’ Representative and thereafter the resigning Stockholders’ Representative will be discharged from any further duties and liability under this Agreement. No bond will be required of any Stockholders’ Representative, and no Stockholders’ Representative will receive compensation for his or her services. Notices or communications to or from the Stockholders’ Representative will constitute notice to or from each of the holders of interest of the Escrow Amount for all matters relating to this Agreement.
          (c) The Stockholders’ Representative will not be liable for any act done or omitted hereunder as the Stockholders’ Representative while acting in good faith. Holders of Company Shares on whose behalf the Escrow Amount is contributed will severally indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless against all loss, liability, or expense incurred without bad faith or willful misconduct on the part of such Stockholders’ Representative and arising out of or in connection with the acceptance or administration of such Stockholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representative. The Stockholders’ Representative will be entitled to the advance and reimbursement of costs and expenses incurred by or on behalf of the Stockholders’ Representative in the performance of their duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representative, in accordance with the terms of the Escrow Agreement.
          (d) A decision, act, consent, or instruction of the Stockholders’ Representative relating to this Agreement will constitute a decision of the holders of Company Shares and will be final, binding, and conclusive upon each such holder. Parent, and all other persons entitled to indemnification under the Escrow Agreement or any other document or agreement entered into in connection herewith or therewith (the “Indemnified Persons”), may rely upon any such decision, act, consent, or instruction of the Stockholders’ Representative as being the decision, act, consent, or instruction of the holders of Company Shares. Parent and all other Indemnified Persons are hereby relieved from any liability to any

Person for any acts done by them in accordance with such decision, act, consent, or instruction of the Stockholders’ Representative.
[remainder of page intentionally blank]

SIGNATURE PAGE—AGREEMENT AND PLAN OF MERGER
     IN WITNESS WHEREOF, Parent, Acquisition Sub, Company, and the Stockholders’ Representative have signed or caused their respective duly authorized officers to sign this Agreement, all as of the date first written above.

F5 NETWORKS, INC.

By	/s/ Jeffrey A. Christianson

Its	Sr. VP & General Counsel

CHECKMATE ACQUISITION CORPORATION

By	/s/ Jeffrey A. Christianson

Its	Sr. VP & General Counsel

ACOPIA NETWORKS, INC.

By	/s/ Christopher P. Lynch

Its	President and Chief Executive Officer

CHARLES RIVER VENTURES, LLC, as STOCKHOLDERS’ REPRESENTATIVE

By	/s/ Bruce Sachs

Its	member

F5 NETWORKS, INC.
CHECKMATE ACQUISITION CORPORATION
ACOPIA NETWORKS, INC.
CHARLES RIVER VENTURES, LLC, AS
STOCKHOLDERS’ REPRESENTATIVE
AGREEMENT AND PLAN OF MERGER
Dated as of August 6, 2007

-ii-

-iii-

LIST OF EXHIBITS AND SCHEDULES

Exhibit 2.2.2	Form of Escrow Agreement
Exhibit 7.2.7	Form of Non-Competition and Non-Solicitation Agreement
Exhibit 7.2.8	Form of Opinion of Counsel

Company Disclosure Schedule
Schedule 2.1.3	PCSE Calculations
Schedule 3.1.20(g)	Individuals Named on Current Company Patent Applications or Identified as Contributing to an Invention that Company Plans to Cover in a Future Patent Application.
Schedule 7.2.6	Certain Employees
Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to this Agreement have not been filed with this exhibit. The exhibits contain forms of agreements referenced in the Agreement and the schedules contain various items relating to the business being acquired and the representations and warranties made by the parties to the Agreement. The Registrant agrees to furnish supplementally any omitted schedule or exhibit to the SEC upon request.

-iv-

INDEX OF DEFINED TERMS

Acquisition Proposal	31
Acquisition Sub	1
Adjusted Base Amount to PCSEs	3
affiliate	47
Agreement	1
Antitrust Laws	34
Appraisal Shares	4
As Converted Preferred Payment	3
Assumed Option	6
Balance Sheet Date	10
Base Amount	3
business day	47
Certificate	3
Certificate of Merger	1
Change of Recommendation	30
Closing	1
Closing Date	1
Code	6
Company	1
Company Common Shares	3
Company Disclosure Schedule	7
Company Intellectual Property	20
Company Lease	15
Company Licensed Intellectual Property	20
Company Material Adverse Effect	7
Company Options	8
Company Owned Intellectual Property	20
Company Preferred Shares	8
Company Securities	8
Company Shares	2
Company Stockholder Approval	23
Conversion Payment	2
DGCL	1
Effective Time	1
Environmental Law	16
Environmental Permits	15
ERISA	14
Escrow Agent	5
Escrow Agreement	5
Escrow Amount	4
Exchange Act	7
Exchange Agent	5
Exchange Ratio	6
Excluded License	22
FAR	25
FASB	10
Financial Statements	10
GAAP	10
Government Consent	10
Government Contracts	25
Governmental Entity	10
Gross Distributable Amount	3
Hazardous Material	16
Hazardous Materials Activities	15
HSR Act	10
In the Money Options	4
Incentive Plan	8
include	47
includes	47
including	47
Indemnified Parties	35
Indemnified Party	35
Indemnified Persons	49
Indemnitee	41
Indemnitor	41
Intellectual Property	20
Intellectual Property Rights	20
Interim Balance Sheet Date	10
IRS	14
know	47
knowledge of	47
Letter of Transmittal	5
Liabilities	12
Liability	12
Material Contracts	17
Merger	1
Non-Disclosure Agreement	33
Option Consideration	4
Option Payment	3
Outside Date	45
Parent	1
Parent Common Shares	6
Parent Indemnifiable Amounts	41
Parent Material Adverse Effect	26
Parent Threshold Amount	43
Participating Common Stock Equivalents	4
PCSE Amount	4
PCSEs	4
Person	47
Plan	14
Pre-Closing Balance Sheet Date	39
Pre-Closing Period	36
Record Date Holders	32
Representatives	29
Restricted Transaction	30
Returns	18
SEC	7
Series A Liquidation Preference Payment	2
Series A Preferred Stock	2
Series B Liquidation Preference Payment	2
Series B Preferred Stock	2
Series C Liquidation Preference Payment	2
Series C Preferred Stock	2
Series D Liquidation Preference Payment	3

-v-

Series D Preferred Stock	3
Significant Customer	16
Significant Supplier	17
Software	20
Stockholder Indemnifiable Amounts	41
Stockholder Threshold Amount	43
Stockholders’ Representative	1
Straddle Period	44
subsidiaries	46
subsidiary	46
Superior Proposal	31
Surviving Corporation	1
Surviving Corporation Common Stock	2
tax	18
taxes	18
Technology	20
Termination Date	43
Third Party Claim	41
Transaction Expenses	4
Transactions	9
Unvested In the Money Options	4
Vested In the Money Options	4
Violation	10
without limitation	47

-vi-

SCHEDULE 2.1.3

(i)	Base Amount	$210,000,000
(ii)	Plus: Option Consideration	[•]
(iii)	Less: Transaction Expenses	[•]
(iv)	Subtotal: Gross Distributable Amount	[•]
(v)	Less: Aggregate Series A Liquidation Preference Payments	[•]
(vi)	Less: Aggregate Series B Liquidation Preference Payments	[•]
(vii)	Less: Aggregate Series C Liquidation Preference Payments	[•]
(viii)	Less: Aggregate Series D Liquidation Preference Payments	[•]
(ix)	Adjusted Base Amount to PCSEs	[•]
(x)	Participating Common Stock Equivalents (PCSEs)	[•]
(xi)	PCSE Amount	[•]